Visteon® CORP

03019588

1-15827

P.E.
12/31/02 APR 1 2003

AR/S

V[redacted]TEON

2002 ANNUAL REPORT

Financial Highlights

(in millions, except per share and headcount data)	Year Ended 2002	2001
Operating Results		
Sales		
Ford and affiliates	**$14,779**	$14,656
Non-Ford sales	**3,616**	3,187
Total sales	**$18,395**	$17,843
Net loss	**(352)**	(118)
Income, excluding special charges*	**55**	3
Other Financial Information		
Cash and marketable securities	**$ 1,278**	$ 1,181
Cash flows provided by operating activities	**1,146**	436
Research and development expenditures	**902**	1,037
Capital expenditures	**723**	752
Share Data		
Loss per share	**$ (2.75)**	$ (0.91)
Income per share, excluding special charges*	**0.43**	0.02
Dividends per share	**0.24**	0.24
Average diluted shares outstanding	**127.7**	129.3
Employment Headcount (approximate)	**77,000**	79,000

*Excludes special charges relating to restructuring actions, the non-cash write-off of goodwill and other actions, as described on page 19 of this report. See page 21 for reconciliation to net loss amounts presented in accordance with GAAP. Per share amounts are calculated using the fully diluted share amounts set forth above.

Corporate Profile Visteon Corporation is a leading global supplier of automotive systems, modules and components to global vehicle manufacturers and the automotive aftermarket. Headquartered in Dearborn, Michigan, we have global capabilities, with regional headquarters in Cologne, Germany; Yokohama, Japan; and São Paulo, Brazil. We have a workforce of approximately 77,000 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world.

Non-Ford Sales
(dollars in billions)



3.6
3.2
3.0
2.3
1.4
'98
'99
'00
'01
'02
8
12
16
18
20
% of Total Sales



Table of Contents

Building a strong framework on a solid foundation

Fostering a culture of inclusion and corporate responsibility

Providing integrated solutions for our customers

VISTEON

Forging new partnerships

Moving forward, but not satisfied

Dear Shareholders:

Our 2002 goals were aimed at improving operating performance in a weaker market. We committed to hold spending to 2001 levels, reduce research and development costs by 10%, cut our materials costs through improved supply chain management and maintain an emphasis on cash management.

We're pleased to report that we achieved these goals, as you will see in the details that follow. We also undertook major restructuring initiatives to exit several product areas and to streamline all parts of our business.

We continued to grow our business with automakers other than Ford Motor Co. In the second half of the year, more than 20% of our sales were to non-Ford customers, evidence of the continued receptivity to our products and systems integration expertise.

And we did well in the changing U.S. landscape, with a substantial portion of our total new business wins in 2002 coming from Asian manufacturers building vehicles in the U.S.

We also achieved solid improvement in our financial metrics in 2002. Revenue rose 3.1% to $18.4 billion, and within this, non-Ford revenue was up 13%. We generated more than $1.1 billion in cash flow from operating activities, which was used to fund capital expenditures, support further growth and to pay down borrowings. We reported higher income, excluding special charges for restructuring and the non-cash write-off of goodwill.

Our balance sheet remains one of the strongest among our peer group. Cash and marketable securities totaled $1.3 billion at the end of 2002, and our debt-to-capital ratio was a strong 36%.

Sales to non-Ford customers have been increasing steadily since our spin-off, and we expect continued growth in 2003 as orders won in 2000 and 2001 go into production. We are well positioned for growth in Europe and in the Asia Pacific region.

However, we're not satisfied with our performance. We must work to improve in all facets of the business and continue to make the hard decisions that will position Visteon for a more profitable future.

2003 is likely to be another tough year for the automotive industry. You have our commitment to further diversify our customer and geographic base, improve margins, bring profitable products to market more quickly and run the company intelligently and honestly.

Peter J. Pestillo
Chairman and Chief Executive Officer

Michael F. Johnston
President and Chief Operating Officer


VISTEON



HUMMER
VISTEON.
building a strong framework on a solid foundation
"HUMMER H2 image used with permission by General Motors Corporation."


YARIS

We are structuring Visteon to compete successfully in a constantly changing global marketplace. With our operating management team in place, we continue to improve the company's cost structure, implement disciplined processes and align our resources to support our businesses targeted for growth.

The customer-facing organization we created in 2001 positioned us to win new business from a broad range of customers. In 2002, we won more than $1 billion in net new business, virtually all of which came from automakers other than Ford, including Nissan Motor Co., Hyundai Motor Co., General Motors Corp. and DaimlerChrysler AG.

We exceeded our objective of a 10% reduction in research and development spending, and achieved a 4% reduction in capital spending by eliminating waste, reusing equipment and tooling, and implementing lean manufacturing processes.

We continued our focus on cash management. We have one of the strongest balance sheets among Tier 1 automotive suppliers, ending 2002 with cash and marketable securities of $1.3 billion.

In addition, we paid down more than $300 million in debt, funded nearly $90 million in restructuring actions and maintained our quarterly dividend.

Our Quality and Materials Management Organization has used its Suppliers and Visteon Excel ("$AV€") program to generate more than 1,500 cost-saving ideas. This program improves processes, streamlines efficiencies and reduces costs, resulting in higher quality products. $AV€ will gain more traction in 2003 as it takes hold in Europe and South America.

Visteon's Customer Business Groups, first introduced in 2001, are now aligned with Product Line Teams, which are responsible for building market-driven product strategies. This structure emphasizes our focus on the customer as well as our commitment to product innovation and technology.

We believe these initiatives position us well to serve our customers going forward.

For example, we were pleased when General Motors called for unique features to match the character and performance of the Hummer H2. We designed the H2's distinctive seven-inch halogen headlamps *(see photo on opposite page)*, accentuating the vehicle's unmistakable personality and dramatic appeal.

VISTEON...

fostering a culture of inclusion and corporate responsibility



2

Visteon is fostering a culture that values innovation, diversity and environmental stewardship, where each employee is expected to uphold the highest standards of corporate responsibility.

Diversity remains a core value. Our executive diversity council sponsors employee resource groups and mentoring programs. By engaging everyone in the business and rewarding behaviors that will improve Visteon's quality, delivery and service, we build a competitive advantage in attracting and retaining talented people who can respond quickly to our customers' needs.

We established a Corporate Social Responsibilities Office to ensure that global initiatives are implemented and remain effective. All Visteon employees receive ethics training.

In 2002, we broke ground on two new headquarters. Visteon Village, a new U.S. corporate headquarters in Van Buren Township, Michigan, will bring thousands of employees together who are currently spread out over 14 separate facilities in southeastern Michigan. Our new European headquarters in Kerpen, Germany, will accommodate up to 700 people. These facilities will consolidate essential customer and business activities and create a more cohesive workplace environment.

Our "See the Possibilities" program directs grants through 80 employee teams in 19 countries to local recreational and social services programs aimed at helping children or protecting the environment. These grants are tailored to the communities where we do business. For example, in Detroit, we've provided funds to develop a step-by-step process for managing community food drives and our employees donate their time to package food donations for shelters. Workers at our Cadiz, Spain, facility have planted 3,200 umbrella pine and fruit trees to regenerate the surrounding land.

We are committed to demonstrating decisive environmental stewardship and developing products and manufacturing technologies that contribute to sustainable development—a business approach dedicated to minimizing waste and eliminating pollution in business activities. For the second year in a row, the Dow Jones Sustainability World Index ranked Visteon as the leader in the automotive parts industry.

All Visteon plants are ISO 14001 certified. We produce environmentally friendly products, such as lead-free solder systems, fuel tank systems that can meet low emissions standards and long-life filtration systems. Five Visteon plants have been awarded the Michigan Clean Corporate Citizen Award.

These practices are not only the right things to do, they are essential to attract the type of employees and build the relationships that make Visteon an industry leader.




VISTEON...
providing integrated solutions for our customers



Visteon's systems integration capability helps our customers differentiate their vehicles and reduce complexity.

Visteon is a leader in integrating advanced electronics into the harsh vehicle environment. One example is our MACH℠ Voice Link System, which combines Visteon Voice Technology™ and Bluetooth™ wireless technology to enable wireless, hands-free mobile phone use. This system was introduced as an option on the 2003 BMW X5, 3-Series and 5-Series models in North America.

Visteon's innovative Slip-in-Tube propshaft *(see photo at upper right)* helps automotive manufacturers improve fuel economy, increase manufacturing efficiency, reduce weight and deliver a quieter ride. Compatible with rear-wheel drive and all-wheel drive systems, Visteon's Slip-in-Tube propshaft debuted on the 2003 GMC Savana and Chevrolet Express vans in North America.

Our Cockpit Systems integrate plastics, vehicle structure, electronics, electrical architecture, steering and climate systems. These systems transform a range of components and modules into one integrated system that provides our customers with a single supplier interface. Cockpit integration improves craftsmanship, helps to reduce weight, cost and complexity, making final assembly easier.

Customers also benefit from Visteon's ability to apply its manufacturing expertise using the Negative thermoforming manufacturing process to deliver superior craftsmanship in instrument panels. This manufacturing method improves the consistency and quality of interior grains in cockpit materials.

Visteon's proven track record of developing systems that add value to our customers' vehicles, even specialty vehicles such as the Panoz Esperante *(see photo on opposite page)*, is a competitive advantage that has opened doors to many new customers.


POLICE

In this complex and fast-changing market, partnerships offer an opportunity to bring technology to market faster and improve the return on your investment. Often these partners have leading-edge consumer technology that requires Visteon's systems integration expertise to achieve optimal performance in an automotive environment.

We recently announced a relationship with Sony Corp. that will combine our automotive and engineering expertise with Sony's design capability, product ingenuity and consumer-marketing strengths. We believe this relationship will bring broad-appeal consumer electronics into the original equipment environment, changing the way the automotive industry delivers in-vehicle entertainment.

Last fall, with the support of Aether Systems, Federal Signal, M/A Com and Padcom, we introduced TACNET™ *(see photo at upper left)*, a command-and-control module designed for law enforcement vehicles. TACNET™ integrates the lights, siren, radios, radar, patrol video and other functions on a centralized screen. TACNET™ will improve communications among emergency services, as well as officer safety and efficiency.

We also pooled resources with Texas Instruments Inc. and iBiquity Digital Corp. to develop in-vehicle audio receivers with HD Radio™ technology. This system will be offered in selected vehicles by 2004. HD Radio™ improves the quality of AM/FM radio reception. The combination of HD Radio™ and Visteon's MACH® Digital Signal Processing will provide the opportunity to transmit and retrieve wireless data for a variety of consumer applications, including stock, news, local traffic and weather information.

Another partner, Boston Acoustics, helped us develop a premium audio system featuring our digital signal processing technology. This product *(see photo on opposite page)* will be available on upcoming high-volume Chrysler Group vehicles, including a next generation sport-utility vehicle. It combines Visteon's knowledge of automotive acoustics with Boston Acoustics' high-quality speakers.

Partnerships are proving to be an effective means of leveraging the new technologies that our customers demand.


VISTEON...
forging new partnerships
Visteon
Boston
SCAN
TUNE
TYPE
AUTO
TRAF
WVMV
98.7
Jazz



VISTEON...
moving forward, but not satisfied



The actions we have taken to improve the business are beginning to show results, but we aren't where we need to be. We continue to restructure operations, focus resources on growth-oriented products and improve business processes.

We exited the restraint electronics operations in Markham, Ontario, allowing us to consolidate the remaining operations at lower cost facilities in Mexico.

We partnered with the UAW to eliminate waste in our Glass Operations, which contributed to a significant improvement in after-tax earnings compared with 2001.

We launched a European Plan for Growth in concert with the European Works Council and Ford to streamline our plants and align product development with our portfolio. These actions, combined with other efficiencies, will result in reduced staffing and make us more competitive in attracting new business throughout that region. The program is well underway and by 2004 is expected to improve ongoing profitability by $100 million before taxes.

We expect to exit some products outside our core competencies, such as seating and steering columns.

In North America, Ford and Visteon are working together to achieve substantial cost reductions through a collaborative approach known as Team Value Management. For example, we have simplified designs and expect to realize major savings in future audio systems and catalytic converters we will deliver to Ford.

We have implemented a new global quotation process that will further strengthen program profitability. This standardized process improves the availability and accuracy of information, thus reducing the time required to process customer quotes.

We have signed a global services agreement with IBM designed to bolster our long-term growth and profitability. Under the 10-year agreement, IBM will deliver a wide range of information technology services designed to allow Visteon to focus on its core business operations.

Nevertheless, our margins are unacceptable. We have launched major process improvement programs in each phase of our business—innovation and commercialization, award to launch, and delivery and service. We have roadmaps for improvements and expect savings beyond traditional cost cutting in 2003 and 2004. We have taken significant steps to *improve, but recognize we must accelerate* the pace to succeed.

5

technology portfolio



Visteon's cockpit expertise delivers the craftsmanship customers demand. We design and deliver this craftsmanship through unique manufacturing processes that allow for consistency of grain, color and application of multiple textures. Thermoplastic olefin materials (TPO) are 100% recyclable. Visteon's cockpit systems reduce weight and noise. These benefits are achieved by using less dense material and fewer parts. Currently, Visteon's cockpit systems surround drivers of Ford Thunderbird, Hyundai Lavita and Tiburon, Renault Clio and Megane, and soon on a Japanese automaker's North American truck.

Many people describe in-vehicle comfort as the combination of pleasing sound and "the right temperature." Visteon's consumer insight and automotive expertise combine to deliver this in-vehicle comfort. Visteon's audio capability delivers audiophile sound through precise acoustic design tools and equalization technology delivered through Visteon's MACH® Digital Signal Processing ("DSP"). DSP helps improve audio reception and reduces interference between signals on the same or adjacent frequencies. Visteon's MACH DSP is the cornerstone of the audio system in Ford Thunderbird, Focus and Mustang. MACH DSP will support the premium Boston Acoustics audio system coming to future Chrysler Group sport-utility vehicles and passenger cars. The Dual Zone Climate system found today in the Ford Thunderbird and General Motor's Hummer H2 allows up to a 25-degree Fahrenheit difference between the driver and front passenger outlets.

Visteon can deliver Axle and Driveline solutions to improve handling, reduce weight, and reduce noise, vibration and harshness ("NVH"). Visteon's virtual test track helps automakers develop and improve ride and handling, and NVH characteristics faster and more cost-effectively through accurate, precise modeling and simulation. In addition, Visteon's Axle and Driveline expertise resulted in the development of a revolutionary new propshaft that, in its aluminum design, reduces weight by as much as 30% compared with conventional propshaft designs. It also has a telescoping feature that improves energy management in the event of sudden impact. The result is a smoother, quieter ride for vehicle occupants. Visteon's Slip-in-Tube propshaft can be found on the Chevrolet Express and GMC Savana vans and a future Chrysler Group sport-utility vehicle.

Visteon uses proprietary tools to optimize powertrain and air induction technology. Visteon has demonstrated the ability to bring robust new systems from concept to production in 13 months. In 2003, Visteon will launch the Long-Life Filtration system that will enable consumers to drive 150,000 miles without changing or cleaning the air filter. In addition, Visteon has demonstrated an integrated air induction system that can reduce complexity and weight.


VISTEON

This section summarizes significant factors affecting the company's consolidated operating results, financial condition, and liquidity for the three-year period ended December 31, 2002. This section should be read in conjunction with the company's consolidated financial statements and related notes appearing elsewhere in this report.

Overview

Visteon is a leading global supplier of automotive systems, modules, and components. We sell our products primarily to global vehicle manufacturers, and also sell to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. We operate in two business segments: Automotive Operations and Glass Operations.

Ford established Visteon as a wholly-owned subsidiary in January 2000, and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000.

Visteon's worldwide sales in 2002 were $18.4 billion, up $552 million, or 3%, compared with 2001. For the full year 2002, Visteon reported a net loss of $352 million, or $2.75 per share, including special charges of $407 million after taxes. These special charges include $142 million for restructuring actions, and $265 million for the non-cash write-off of the value of all goodwill reflected in Visteon's financial statements resulting from the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Excluding these special charges, Visteon earned $55 million in 2002. Comparatively, in 2001 Visteon reported a net loss of $118 million, or $0.91 per share. The 2001 loss includes special charges of $121 million for restructuring actions; excluding these special charges, Visteon earned $3 million in 2001.

Revenue from Ford and its affiliates totaled 80% of Visteon's sales in 2002 compared with 82% in 2001. Ford's 2002 North American production volume was 3% higher than 2001; sales to Ford increased by $123 million or less than one percent. Non-Ford sales were $3.6 billion, or 20% of total sales, for the full year 2002, an increase of $429 million, or 13%, from 2001.

In 2002, Visteon won more than $1 billion in net non-Ford new business for future production from more than a dozen global automakers located in every region of the world. Almost half of this business was outside of North America. In addition, Visteon won more than $500 million in new business with Ford. This was offset by business returned to Ford or lost during the year.

Our solid financial position was further strengthened during 2002. At December 31, 2002, our cash and marketable securities balance was $1.3 billion and our debt-to-capital ratio was 36%, compared with $1.2 billion and 37%, respectively, at year-end 2001.

Within this discussion, reference is made to certain non-GAAP financial measures including "income before taxes, excluding special charges" and "income, excluding special charges." Visteon's chief operating decision-makers regularly use these non-GAAP measures when deciding how to allocate resources and when assessing performance. These measures exclude charges recorded for accounting changes, restructuring actions, dispositions, and non-cash impairment charges. Exclusion of special charges allows evaluation of the company's performance without these items, and is, in management's opinion, a useful measure of operating performance especially when comparing periods.

Restructuring, Dispositions, and Special Charges

The table below presents special charges related to restructuring initiatives and other actions during the past two years:

(in millions)	Automotive Operations	Glass Operations	Total Visteon
2002			
Special Charges:			
Exit of Markham and other first quarter actions	**$ (95)**	**$ —**	**$ (95)**
U.S. salaried special early retirement program	**(66)**	**(5)**	**(71)**
European Plan for Growth	**(40)**	**—**	**(40)**
Loss on sale of restraint electronics business	**(26)**	**—**	**(26)**
Other restructuring (including adjustments to prior year's expense)	**6**	**3**	**9**
Total 2002 special charges, before taxes and change in accounting	**$(221)**	**$ (2)**	**$(223)**
Total 2002 special charges, after taxes*	**$(406)**	**$ (1)**	**$(407)**
2001			
Special Charges:			
Salaried restructuring	$(132)	$(14)	$(146)
Glass Operations restructuring charges	—	(34)	(34)
European plant consolidations and other	(10)	(2)	(12)
Total 2001 special charges, before taxes	$(142)	$(50)	$(192)
Total 2001 special charges, after taxes	$ (90)	$(31)	$(121)

**Includes a reduction in Automotive Operations results of $265 million for a change in accounting (goodwill).*

During 2002, Visteon recorded net pre-tax charges of $223 million related to a number of restructuring and other actions and the sale of the restraint electronics business, as described in Note 13 of our consolidated financial statements, which is incorporated herein by reference. In addition, the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." With this change in accounting, Visteon recorded a non-cash write-off for the entire value of goodwill of $363 million before taxes ($265 million after taxes), as described in Note 14 of our consolidated financial statements, which is incorporated herein by reference. Of the $223 million in pre-tax charges described above, $169 million are expected to be settled in cash and $54 million were non-cash related.

During 2001, Visteon recorded net pre-tax charges of $192 million associated primarily with salaried workforce restructuring and the special voluntary retirement and separation program offered to hourly employees located at Visteon's Nashville plant, as described in Note 13 of our consolidated financial statements, which is incorporated herein by reference. Of the $192 million in pre-tax charges recorded in 2001, $187 million are expected to be settled in cash and $5 million were non-cash related.

In December 2000, Visteon recorded a pre-tax, non-cash impairment write-down of $220 million ($138 million after taxes), to reduce the net book value of the assets associated with the Glass Operations segment to their estimated fair value, as described in Note 13 of our consolidated financial statements, which is incorporated herein by reference. Actual cash payments made for restructuring, including those for severance and special pension benefits, were $88 million in 2002, $94 million in 2001, and zero in 2000. The remaining cash payments for these actions are projected to continue over approximately ten years.

In 2003, we anticipate continued implementation of restructuring actions including the continuation of the European Plan for Growth and other actions under consideration. Charges associated with the European Plan for Growth are expected in 2003 and 2004, with total lifetime restructuring charges of up to $150 million. We are constantly evaluating the possibility of partnerships, sales or closings involving under-performing businesses. We are actively reviewing such possibilities specifically relating to our seating and steering column business. However, there can be no assurance that a transaction or other arrangement favorable to Visteon will occur in the near term or at all.

Results of Operations

2002 Compared with 2001

Sales for each of our segments for 2002 and 2001 are summarized in the following table:

(in millions)	Year Ended December 31, 2002	2001	2002 over/(under) 2001
Automotive Operations	**$17,797**	$17,222	$575
Glass Operations	**598**	621	(23)
Total sales	**$18,395**	$17,843	$552
Memo: Sales to non-Ford customers			
Amount	**$ 3,616**	$ 3,187	$429
Percentage of total sales	**20%**	18%	2 pts

Sales for Automotive Operations were $17.8 billion in 2002, compared with $17.2 billion in 2001, an increase of $575 million or 3%. Sales for Glass Operations were $598 million in 2002, compared with $621 million in 2001, a decrease of $23 million or 4%. Increased sales for Automotive Operations reflect primarily new business and the impact of currency exchange rates, offset partially by price reductions granted to our customers, reduced revenue resulting from the sale of our restraint electronics business effective April 1, 2002, and by precious metals under sourcing arrangements directed by Ford. Reduced sales for Glass Operations reflect lower commercial and aftermarket volume and price reductions, offset partially by stronger Ford North American production volume. Sales to non-Ford customers increased $429 million, or 13%, from 2001 and were 20% of total sales for 2002.

Costs of Sales for 2002 were $17.6 billion, $483 million higher when compared with 2001. Costs of sales primarily includes material, labor, manufacturing overhead, and other costs, such as product development costs. The increase in 2002 reflects primarily costs associated with new business, higher wage rates, restructuring actions taken, and the impact of currency exchange rates, offset partially by net material cost reductions, improved labor efficiencies, and reduced product engineering and recall costs. Lower costs associated with precious metals purchased under sourcing arrangements directed by Ford also were an offset. Special charges included in costs of sales were $200 million in 2002 and $150 million in 2001.

Selling, administrative and other expenses for 2002 were $888 million, compared with $855 million in 2001, an increase of $33 million. The increase reflects several infrastructure actions and supplemental resources to support our cost reduction initiatives, including information technology spending, and higher costs associated with recently renewed insurance policies. As discussed in the subsequent event section of this filing, costs associated with infrastructure actions are expected to result in higher selling, administrative and other expenses in 2003 as well. Special charges were lower in 2002, totaling $23 million in 2002 and $42 million in 2001.

Net interest expense of $80 million in 2002 was up from $76 million in 2001.

Equity in net income of affiliated companies was $44 million in 2002, compared with $24 million in 2001, with the increase related primarily to our affiliates located in Asia.

Income (loss) before income taxes, minority interests and change in accounting, including and excluding special charges, is *the primary profitability measure used by our chief* operating decision makers, as discussed under "Overview" above. The following table shows income (loss) before income taxes, including and excluding special charges for 2002 and 2001, for each of our segments:

(in millions)	Year Ended December 31, 2002	Year Ended December 31, 2001	2002 over/(under) 2001
Automotive Operations			
(Loss) before income taxes	**$(138)**	$(110)	$(28)
Less: pre-tax special charges included above	**221**	142	79
Automotive Operations, excluding special charges	**$ 83**	$ 32	$ 51
Glass Operations			
Income (loss) before income taxes	**$ 21**	$ (59)	$ 80
Less: pre-tax special charges included above	**2**	50	(48)
Glass Operations, excluding special charges	**$ 23**	$ (9)	$ 32
Total			
(Loss) before income taxes	**$(117)**	$(169)	$ 52
Less: pre-tax special charges	**223**	192	31
Income before taxes, excluding special charges	**$ 106**	$ 23	$ 83

Excluding special charges, income from Automotive Operations in 2002 was $83 million, compared with income of $32 million for the same period in 2001. The $51 million improvement reflects primarily new business, continued cost savings, and earnings from our Asian joint ventures. Price reductions granted to customers, higher wage *rates, increased pension and health care costs, and accruals for* compensation payments were partial offsets.

Income before income taxes excluding special charges for Glass Operations was $23 million in 2002, compared with a loss of $9 million for 2001. The improvement reflects primarily savings from restructuring actions and cost reductions, offset partially by price reductions to customers.

Provision (benefit) for income taxes represents an effective tax rate of 36% for 2002, compared with 37% for 2001.

Minority interests in net income of subsidiaries was $28 million in 2002, compared with $21 million in 2001. Minority interest amounts are related primarily to our 70% ownership interest in Halla Climate Control Corporation located in Korea.

Net income (loss) for 2002 and 2001, both including and excluding special charges, as discussed under "Overview" above, are shown in the following table for each of our segments:

(in millions)	Year Ended December 31, 2002	Year Ended December 31, 2001	2002 over/(under) 2001
Automotive Operations			
Net (loss)	**$(367)**	$ (83)	$(284)
Less: Changes in accounting (goodwill)	**265**	—	265
Less: After-tax restructuring charges	**141**	90	51
Automotive Operations, excluding special charges	**$ 39**	$ 7	$ 32
Glass Operations			
Net income (loss)	**$ 15**	$ (35)	$ 50
Less: After-tax restructuring charges	**1**	31	(30)
Glass Operations, excluding restructuring charges	**$ 16**	$ (4)	$ 20
Total			
Net (loss)	**$(352)**	$(118)	$(234)
Less: Change in accounting (goodwill)	**265**	—	265
Less: After-tax restructuring charges	**142**	121	21
Income, excluding special charges	**$ 55**	$ 3	$ 52

Excluding special charges after taxes, Visteon reported total income of $55 million for 2002, compared with income of $3 million for 2001. The $52 million improvement reflects primarily the impact of new business, continued cost savings, savings from special actions, and earnings from our Asian joint ventures, offset partially by price reductions granted to customers, higher wage rates, increased pension and health care costs, and accruals for compensation payments.

2001 Compared with 2000

Sales for each of our segments for 2001 and 2000 are summarized in the following table:

(in millions)	Year Ended December 31, 2001	2000	2001 over/(under) 2000
Automotive Operations	$17,222	$18,721	$(1,499)
Glass Operations	621	746	(125)
Total sales	$17,843	$19,467	$(1,624)
Memo: Sales to non-Ford customers			
Amount	$ 3,187	$ 3,019	$ 168
Percentage of total sales	18%	16%	2 pts

Sales for Automotive Operations were $17.2 billion in 2001, compared with $18.7 billion in 2000, a decrease of $1.5 million or 8%. Sales for Glass Operations were $621 million in 2001, compared with $746 million in 2000, a decrease of $125 million or 17%. Decreased sales for Automotive Operations reflect primarily the 15% reduction in Ford North American production volume, price reductions granted to our customers, and unfavorable currency fluctuations. The decrease in sales for Glass Operations reflects primarily lower Ford North American customer production volume and price reductions granted to our customers. Sales to non-Ford customers increased $168 million, or 6%, from 2000 and were 18% of total sales for 2001.

Costs of Sales for 2001 were $17.1 billion, $1 billion lower when compared with 2000. Costs of sales primarily includes material, labor, manufacturing overhead, and other costs, such as product development costs. The decrease reflects primarily net material cost reductions, improved labor efficiencies, the reduction in Ford North American production volume, lower accruals for compensation payments, and favorable currency exchange rates, offset partially by higher wage rates. Special charges in 2001 and 2000 were $150 million and $220 million, respectively.

Selling, administrative and other expenses for 2001 were $855 million, compared with $897 million in 2000, a decrease of $42 million. The decrease reflects primarily savings from restructuring actions, offset partially by $42 million of pre-tax special charges for those actions.

Net interest expense of $76 million in 2001 was up from $58 million in 2000.

Equity in net income of affiliated companies was $24 million in 2001, compared with $56 million in 2000, with the decrease related primarily to the sale of Visteon's 49% interest in the Conix Group in October of 2000.

Income (loss) before income taxes and minority interests, including and excluding special charges, is the primary profitability measure used by our chief operating decision makers, as discussed under "Overview" above. The following table shows income (loss) before income taxes, including and excluding special charges for 2001 and 2000, for each of our segments:

(in millions)	Year Ended December 31, 2001	2000	2001 over/(under) 2000
Automotive Operations			
Income (loss) before income taxes	$(110)	$ 689	$(799)
Less: pre-tax special charges included above	142	—	142
Automotive Operations, excluding special charges	$ 32	$ 689	$(657)
Glass Operations			
(Loss) before income taxes	$ (59)	$(250)	$ 191
Less: pre-tax special charges included above	50	220	(170)
Glass Operations, excluding special charges	$ (9)	$ (30)	$ 21
Total			
Income (loss) before income taxes	$(169)	$ 439	$(608)
Less: pre-tax special charges	192	220	(28)
Income before taxes, excluding special charges	$ 23	$ 659	$(636)

Excluding special charges, Automotive Operations' 2001 income before taxes was $32 million, compared with $689 million for the same period in 2000. The decrease of $657 million reflects primarily a 15% reduction in Ford's North American production volume, price reductions granted to customers, and unfavorable currency fluctuations. The decrease was offset partially by cost reductions, lower accruals for compensation payments, and cost savings from restructuring actions.

Excluding special charges, Glass Operations' loss before income taxes was $9 million, compared with a $30 million loss in 2000. The improvement in 2001 reflects improved operating efficiencies, cost savings, and lower depreciation expense resulting from the 2000 Glass Operations asset write-down, offset partially by lower customer production volume and price reductions granted to customers.

Provision (benefit) for income taxes represents an effective tax rate of 37% in both 2001 and 2000.

Minority interests in net income of subsidiaries was $21 million in 2001, compared with $26 million in 2000. Minority interest amounts are related primarily to our 70% ownership interest in Halla Climate Control Corporation located in Korea.

Net income (loss) for 2001 and 2000, both including and excluding special charges, as discussed under "Overview" above, are shown in the following table for each of our segments:

	Year Ended December 31,		2001 over/(under)
(in millions)	2001	2000	2000
Automotive Operations			
Net income (loss)	$ (83)	$ 426	$(509)
Less: After-tax special charges	90	—	90
Automotive Operations, excluding special charges	$ 7	$ 426	$(419)
Glass Operations			
Net (loss)	$ (35)	$(156)	$ 121
Less: After-tax special charges	31	138	(107)
Glass Operations, excluding special charges	$ (4)	$ (18)	$ 14
Total			
Net income (loss)	$(118)	$ 270	$(388)
Less: After-tax special charges	121	138	(17)
Income, excluding special charges	$ 3	$ 408	$(405)

Excluding special charges after taxes, Visteon reported total income of $3 million for 2001, compared with $408 million for 2000. The $405 million decrease reflects primarily a 15% reduction in Ford's North American production volume, price reductions granted to customers, and unfavorable currency fluctuations, offset partially by cost reductions, lower accruals for compensation payments, and cost savings from restructuring actions. The decline also reflects the non-recurrence of a one-time $20 million gain from the sale of our interest in the Conix Group in 2000.

Recent Factors that May Affect Future Results

The economic outlook for 2003, and its related impact on customer production levels, remains uncertain. Further reductions to customer production levels may adversely affect our results of operations and financial position in 2003. See "Cautionary Statement Regarding Forward-Looking Information" set forth in this report.

Liquidity and Capital Resources

Our balance sheet reflects cash and marketable securities of about $1.3 billion and total debt of about $1.6 billion at December 31, 2002, compared with cash and marketable securities of about $1.2 billion and total debt of about $1.9 billion at December 31, 2001. Our net debt, defined as the amount by which total debt exceeds total cash and marketable securities, was about $370 million at December 31, 2002 and about $740 million at December 31, 2001. The change in our cash and marketable securities and net debt reflects primarily changes in trade working capital, capital expenditures and payments related to restructuring actions. The change in debt reflects primarily lower levels of short-term borrowings in the U.S. and lower borrowing by non-U.S. affiliates.

Our ratio of total debt to total capital, which consists of total debt plus total stockholders' equity, was 36% at December 31, 2002, an improvement of one percentage point from the December 31, 2001 level.

Visteon has financing arrangements providing contractually committed, unsecured revolving credit facilities, with a syndicate of third-party lenders providing for a maximum of $1.8 billion in committed, unsecured credit facilities (the "Credit Facilities"). The terms of the Credit Facilities provide for a 364-day revolving credit line in the amount of $775 million, which expires June 2003, and a five-year revolving credit line in the amount of $775 million, which expires June 2007. The Credit Facilities also provide for a five-year, delayed-draw term loan in the amount of $250 million, which will be used primarily to finance construction of a headquarters facility in Southeast Michigan. Consistent with the prior financing arrangements, any borrowings under the Credit Facilities would bear interest based on a variable interest rate option selected at the time of borrowing. The Credit Facilities contain certain affirmative and negative covenants, including a covenant not to exceed a specified leverage ratio. As of December 31, 2002, Visteon did not have any amounts outstanding under the Credit Facilities. In the opinion of management, Visteon has been in compliance with all covenants since the inception of the revolving credit facilities.

Visteon has a commercial paper program providing up to $1,550 million of borrowing ability. We intend to use the commercial paper program as a source of flexible short-term financing and do not intend to exceed $1,550 million of aggregate borrowing under the commercial paper program and revolving credit lines. As of December 31, 2002, the outstanding balance under our commercial paper program was $166 million. In the event the availability of commercial paper is reduced, our 364-day and five-year revolving credit lines mentioned in the previous paragraph provide a back-up funding source if needed.

In 2000, we completed a public offering of unsecured fixed rate term debt securities totaling $1.2 billion with maturities of five years and ten years. The proceeds of the offering were used to repay an amount previously outstanding under an unsecured, third-party financing arrangement. We have $800 million available under a shelf registration statement on file with the Securities and Exchange Commission through which we are able to issue a variety of debt instruments.

The following table summarizes our expected cash outflows resulting from long-term obligations existing as of December 31, 2002:

(in millions)	Total	2003	2004–2005	2006–2007	2008 and after
Long-term debt	$1,646	$348	$574	$ 9	$715
Operating leases	283	67	77	43	96
Unconditional purchase obligations (a)	91	30	45	16	—
Postretirement pre-funding commitments	945 (b)	—	—	945	(b)
Total contractual obligations	$2,965 (b)	$445	$696	$1,013	$811 (b)

(a) Unconditional purchase obligation amounts are related primarily to information technology agreements and exclude purchase obligations related to inventory, property, plant, and equipment purchases in the ordinary course of business.

(b) Estimated pre-funding amounts are provided through 2007; estimates have not been provided for "2008 and after" because such estimates, in management's opinion, would be highly uncertain. See pages 25–26 for further discussion of our pre-funding commitment in the "Pension and Postretirement Benefits" section.

We have guaranteed about $25 million of borrowings held by unconsolidated joint ventures and have extended loans of about $8 million to unconsolidated joint ventures, as of December 31, 2002. In addition, we have guaranteed Tier 2 suppliers' debt and lease obligations of about $16 million, at December 31, 2002, to ensure the continued supply of essential parts.

Visteon presently has a credit rating of BBB/Baa2. In the event of a downgrade, we believe we would continue to have access to sufficient liquidity. Although our access to the commercial paper market likely would be limited, we believe other sources of raising funds in the capital markets would remain available. For example, we believe that our receivables are of a quality that would allow access to the market for receivable-based instruments and we believe we would have access to long-term debt and equity markets. In addition, use of our committed unsecured revolving credit facilities and cash balances would be an option. In such case, our cost of borrowing would likely increase.

In January 2002, Visteon established a special-purpose/variable interest entity to build a headquarters facility to be leased to Visteon. From June 30, 2002, the assets, liabilities, results of operations and cash flows of the entity are included in Visteon's consolidated financial statements. This entity, owned by an affiliate of a bank, is consolidated based on an assessment that substantially all of the expected residual risks or rewards of the entity reside with Visteon. This assessment included consideration of the terms of the lease agreement, the amount of the owner's equity investment at risk and that Visteon is the source of the entity's debt financing. Total assets of this entity were about $36 million at December 31, 2002.

Visteon's net interest expense of $80 million for 2002 is $4 million higher than 2001. Lower interest rates in 2002 resulted in both lower interest income and interest expense compared with 2001.

In addition, Visteon has entered into interest rate swaps to manage its interest rate risk. These swaps effectively convert all of the unsecured term debt securities maturing on August 1, 2005 and a portion of debt securities maturing on August 1, 2010 into LIBOR-based variable rate debt. As a result, approximately 30% of the company's borrowings are on a fixed-rate basis while the remainder is subject to changes in short-term interest rates.

Our cash and liquidity needs are impacted by the level, variability, and timing of our customers' worldwide vehicle production, which varies based on economic conditions and market shares in major markets. Our intra-year needs also are impacted by seasonal effects in the industry, such as the shutdown of operations for about two weeks in July, the subsequent ramp-up of new model production and the additional one-week shutdown in December by our primary North American customers. Based on our present assessment of future customer production levels, over a two-year time horizon, we believe we can meet general and seasonal cash needs using cash flows from operations, cash balances, and borrowings, if needed. We also believe we can supplement these sources with access to the capital markets on satisfactory terms and in adequate amounts, if needed, although there can be no assurance that this will be the case.

Pension and Postretirement Benefits

Employees and retirees participate in various pension, health care and life insurance benefit plans sponsored by Visteon and Visteon subsidiaries. Benefit plan liabilities and related asset transfers between Visteon and Ford in connection with our separation from Ford are covered by various employee benefits agreements.

In accordance with the separation-related agreements, in the U.S., Ford retained the pension-related past service obligations for those transferred salaried employees that met certain age and years of service requirements at the date of the separation from Ford. Visteon-assigned Ford-UAW employees participate in the Ford-UAW Retirement Plan, sponsored by Ford. By agreement, Visteon compensates Ford for the pension expense incurred by Ford related to Visteon-assigned Ford-UAW hourly employees. In the U.S., Visteon has a financial obligation for the cost of providing selected health care and life insurance benefits to its employees, as well as Visteon-assigned Ford-UAW employees who retire after July 1, 2000. Ford retained the financial obligation and related prepayments for pension and postretirement health care and life insurance benefits to its employees who retired on or before July 1, 2000.

Also by agreement with Ford, Visteon is required to pre-fund post-retirement health care and life insurance benefit obligations related to Visteon-assigned Ford-UAW hourly employees as well as certain salaried employees. The required pre-funding is over a 15 year period beginning in 2006 for the Visteon-assigned Ford-UAW hourly employees, and over a 10 year period beginning in 2011 for those salaried employees. The pre-funding requirement during this period will be determined based upon amortization of the unfunded liability at the beginning of the period, plus annual expense. Based upon estimates of the unfunded liabilities and the related expense, the first required pre-funding payment will be about $465 million in 2006. In addition, benefit payments for related retirees are projected at $80 million in 2006. We expect cash balances, cash flow from operations, borrowings and issuance of securities, if needed, will fund these requirements. In December 2000, the company pre-funded a portion of this obligation by contributing $25 million to a Voluntary Employees' Beneficiary Association (VEBA) trust.

Cash Flows

Operating Activities Net cash flows provided by operating activities totaled $1,146 million during the year ended December 31, 2002, compared with $436 million in 2001. Cash provided by operating activities in 2002 reflects primarily income before taxes, excluding special charges and depreciation and amortization, along with changes in trade working capital and net accruals, offset partially by payments related to announced restructuring actions. Our trade working capital improvement in 2002 reflects improvements in the collection of receivables, improved inventory turns, and our efforts to standardize payment terms to suppliers. The cash provided by operating activities in 2001 reflects primarily profits from operations before depreciation and amortization, offset partially by changes in working capital and payments related to restructuring actions.

Investing Activities Cash used in investing activities was $607 million in 2002 and $743 million in 2001. The primary use of cash for investing activities in each year was for capital expenditures.

Our capital expenditures were $723 million in 2002 and $752 million in 2001. Automotive Operations accounted for about $716 million of total 2002 capital expenditures, with the remaining expenditures attributable to Glass Operations. We expect our capital spending in 2003 will be higher than the past few years as we undertake spending to construct a headquarters facility for consolidation of operations and for IT infrastructure. We anticipate that our future headquarters will allow us to centralize customer support functions, research and development and some business operations at less cost than we are spending on those activities today. Visteon had approximately $420 million in outstanding capital commitments as of December 31, 2002. Our capital expenditures are used primarily for machinery and equipment to support our customers' new product programs. Our capital expenditure program promotes our growth-oriented business strategy by investing in core areas, where efficiencies and profitability can be enhanced, and by targeting funds for new innovative technologies, where long-term growth opportunities can be realized. Capital expenditures also will be used for expansion into new markets outside of the United States and the continued implementation of lean manufacturing strategies.

Financing Activities Cash used in financing activities totaled $383 million and $75 million in 2002 and 2001, respectively. Cash used in financing activities in 2002 and 2001 reflects primarily reduction of debt, payment of dividends, and the purchase of treasury stock.

On January 10, 2003, the Visteon Board of Directors declared a dividend of $0.06 per share on the company's common stock, payable on February 24, 2003 to shareholders of record as of January 31, 2003. The dividend declared by the Visteon Board of Directors on October 9, 2002, was paid on December 2, 2002.

Subsequent Event

Agreement with International Business Machines Since our separation from Ford, Ford has provided us with and charged us for many of our information technology needs. In January 2003, we entered into a 10-year outsourcing agreement with International Business Machines ("IBM") pursuant to which we will outsource a wide range of IT services on a global basis, including mainframe support services, data centers, customer support centers, application development and maintenance, data network management, desktop support, disaster recovery and web hosting. The service charges under the outsourcing agreement are expected to aggregate about

$2 billion during the ten years covered by the agreement, subject to decreases and increases in the service charges based on Visteon's actual consumption of services to meet its then current business needs. The outsourcing agreement may also be terminated for Visteon's business convenience after its second full year for a scheduled termination fee. As part of this agreement, IBM will assist us in transitioning from the use of Ford's IT systems through a one-time, infrastructure replication, application cloning and migration and data warehousing project. We expect additional IT expenditures in 2003 associated with the transition of the outsourcing agreement and the separation from the Ford systems to be in the range of $150 million to $200 million. We anticipate that the result of these actions will be a greater systems separation from Ford, improved flexibility in our overall IT systems and improved global IT services suited to our business.

Critical Accounting Policies

A summary of Visteon's accounting policies is described in Note 2 of our consolidated financial statements, which is incorporated herein by reference. Critical accounting policies are those that are both most important to the portrayal of a company's financial condition and results, and require management's most difficult, subjective or complex judgments. Our critical accounting policies are considered the following:

Revenue Recognition Sales are recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectibility is reasonably assured, generally upon shipment of product to customers and transfer of title under standard commercial terms. Significant retroactive price adjustments are estimated by management based upon an assessment of the ultimate outcome of customer negotiations and are recognized in the period when such amounts become probable. Sales are recognized based on the gross amount billed to a customer for those products in which Visteon's customer has directed the sourcing of certain raw materials or components used in the manufacture of the final product.

Employee Retirement Benefits The determination of our obligation and expense for Visteon's pension and other postretirement benefits, such as retiree health care and life insurance, is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 7 of our consolidated financial statements, which is incorporated herein by reference, and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. The expected long-term rate of return for pension assets has been chosen based on historical returns for the different asset classes held by our trusts and our asset allocation. In 2003, we reduced the U.S. rate of return assumption used to calculate expense from 9.5% to 9.0%. We estimate that this change will increase expense in 2003 by about $3 million. The discount rate is chosen based on market rates for long-term, high-quality corporate bonds (principally Moody's Aa 30 year) at our September 30 measurement date. The U.S. discount rate assumption for year end 2002 was 6.75%, reduced from 7.5% at year end 2001. This change increased our U.S. projected benefit obligation by $97 million, and is estimated to increase 2003 expense by about $10 million. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. Our market-related value of pension assets reflects changes in the fair value of assets over a five-year period, with a one-third weighting to the most recent year. For postretirement healthcare and life insurance, as shown in Note 7 of our consolidated financial statements, which is incorporated herein by reference, we reduced the discount rate to 6.75% and increased the initial health care cost trend rate to 11.0%. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

In addition, our postretirement health care and life insurance obligation includes the financial obligation Visteon has for the cost of providing selected health care and life insurance benefits to Visteon-assigned Ford-UAW hourly employees who retire after July 1, 2000. The health care and pension costs for these employees are calculated using Ford's assumptions. The annual pre-funding requirements related to Visteon-assigned Ford-UAW hourly employees as well as certain salaried employees are discussed further in the section "Liquidity and Capital Resources."

Impairment of Long-Lived Assets and Certain Identifiable Intangibles Visteon evaluates long-lived assets and long-lived assets to be disposed of for potential impairment at the operating segment level whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Visteon considers projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such factors as future automotive production volumes (primarily for Ford), selling price changes, labor cost changes, material cost changes, productivity and other cost savings and capital expenditures could significantly affect our evaluations.

Product Recalls Product recall accruals are made related to our potential financial participation in our customers' actions to provide remedies related primarily to safety concerns as a result of actual or threatened regulatory or court actions. Our reserves for product recalls include the expected costs to be incurred by Visteon related to these actions. As part of our spin-off from Ford, Visteon and Ford agreed on a division of liabilities including liabilities related to product recalls. Visteon and Ford agreed on a division of responsibility for recall matters as follows: (a) Ford will retain liability for all recall claims that involve parts made or sold by Visteon for 1996 or earlier model year Ford vehicles, (b) Visteon is liable for all recall claims that involve parts made or sold by Visteon for 1997 or later model year Ford vehicles in accordance with Ford's global standard purchase order terms as applied to other Tier 1 suppliers and (c) Visteon has assumed all responsibility for recall claims relating to parts made or sold by Visteon to any non-Ford customers. Visteon accrues for recall claims for products sold based on management estimates, with support from our sales, engineering, quality and legal activities, of the amount that eventually will be required to settle such claims. This accrual, which is reviewed in detail on a regular basis, is based on several factors, including the terms of Visteon's Master Transfer Agreement with Ford, past experience, current claims, industry developments and various other considerations.

Deferred Income Taxes For financial statement purposes, the tax benefit of net operating loss and tax credit carryforwards is recognized as a deferred tax asset, subject to appropriate valuation allowances when it is determined that recovery of the deferred tax asset is unlikely. The company evaluates the tax benefits of net operating loss and credit carryforwards on an ongoing basis. Such evaluations include a review of historical and projected future operating results, the eligible carryforward period and other circumstances. Any valuation allowance recorded would need to be adjusted in the event future taxable income is materially different than amounts estimated. As more fully described in Note 5 of our consolidated financial statements, which is incorporated herein by reference, at December 31, 2002, Visteon's consolidated balance sheet included a net deferred tax asset of approximately $762 million. Included in this amount is a valuation allowance of $21 million, which was recorded in 2002 for non-U.S. operating loss carryforwards where recovery of these carryforwards is unlikely.

New Accounting Standards and Accounting Changes

Visteon adopted Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets" effective January 1, 2002. SFAS 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. See Note 14 of our consolidated financial statements, which is incorporated herein by reference, for a further description related to the adoption of SFAS 142.

In April 2002, the FASB issued Financial Accounting Standards No. 145 ("SFAS 145") "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Under SFAS 145, gains and losses from the extinguishment of debt would no longer be classified as an extraordinary item, as previously required under Financial Accounting Standards No. 4 "Reporting Gains and Losses from Extinguishment of Debt." We do not expect the effect of adopting SFAS 145 on Visteon's results of operations or financial position will be material.

In June 2002, the FASB issued Financial Accounting Standards No. 146 ("SFAS 146") "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. The provisions of the new standard are effective for restructuring, exit or disposal activities initiated after December 31, 2002. We do not expect the effect of adopting SFAS 146 on Visteon's results of operations or financial position will be material, although SFAS 146 may impact the timing of recognition of costs associated with future restructuring, exit or disposal activities.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have not yet determined the effect of adopting FIN 45 on Visteon's results of operations or financial position.

In December 2002, the FASB issued Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123." This statement amends Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Beginning in January 2003, Visteon intends to expense the fair value of stock-based awards granted to employees pursuant to SFAS 123. Visteon will adopt this standard on a prospective method basis for stock-based awards granted, modified or settled after December 31, 2002. Current estimates indicate that expensing of stock options will reduce 2003 net income by about $5 million, with the expense increasing to about $15 million over the next three years. Actual compensation expense recognized may vary, as it will be based primarily on the terms of stock-based awards granted and the underlying price of a share of Visteon's common stock on the date of grant.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. We do not anticipate the effect of adopting FIN 46 on Visteon's results of operations or financial position will be material.

Cautionary Statement Regarding Forward-Looking Information

This report contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek" and "estimate" signify forward-looking statements. Visteon's forward-looking statements are not guarantees of future results and conditions but rather are subject to risks and uncertainties, including the following:

- Weak economic conditions in the United States, resulting in the current, cyclical decline in the vehicle production rate.

- Changes in the operations (including products, product planning and part sourcing), financial condition, results of operations or market share of Visteon's customers, particularly its largest customer, Ford Motor Company, which is undergoing a comprehensive "revitalization plan."
- Visteon's ability to increase sales to customers other than Ford; to maintain current business with, and to win future business from, Ford; to generate cost savings to offset or exceed agreed upon price reductions or price reductions to win additional business and, in general, to maintain and improve its operating performance; to recover engineering and tooling costs; to streamline and focus its product portfolio; to sustain technological competitiveness; to compete favorably with automotive parts suppliers with lower cost structures and greater ability to rationalize operations; to achieve the benefits of its restructuring activities; and to exit non-performing businesses on satisfactory terms, particularly due to limited flexibility under existing labor agreements.
- Significant changes in the competitive environment in the major markets where Visteon procures materials, components or supplies or where its products are manufactured, distributed or sold, including the implementation of Internet-based purchasing initiatives.
- Legal and administrative proceedings, investigations and claims, including product liability, warranty, environmental and safety claims, and any recalls of products manufactured or sold by Visteon.
- Changes in economic conditions, currency exchange rates or political stability in foreign countries where Visteon procures materials, components or supplies or where its products are manufactured, distributed or sold.
- Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to or difficulties in the employment of labor in the major markets where Visteon purchases materials, components or supplies to manufacture its products or where its products are manufactured, distributed or sold.
- Changes in laws, regulations, policies or other activities of governments, agencies and similar organizations, domestic and foreign, that may tax or otherwise increase the cost of, or otherwise affect, the manufacture, licensing, distribution, sale, ownership or use of Visteon's products or assets.
- Visteon's access to financial resources sufficient in order to make payments related to pensions and other postretirement employee benefits, retirement of outstanding debt and other contractual commitments, all at the levels and times planned by management.
- Possible terrorist attacks or acts of war, which could exacerbate other risks such as slowed vehicle production, interruptions in the transportation system, or fuel prices and supply.
- Other risks and uncertainties detailed from time to time in Visteon's Securities and Exchange Commission filings.

These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties not presently known to Visteon or currently believed to be immaterial also may adversely affect Visteon. Any risks and uncertainties that develop into actual events, could have material adverse effects on Visteon's business, financial condition and results of operations. For these reasons, do not place undue reliance on our forward-looking statements.

Quantitative and Qualitative Disclosures About Market Risk

Visteon is exposed to market risks from changes in currency exchange rates, interest rates and certain commodity prices. To manage these risks, we use a combination of fixed price contracts with suppliers, cost sourcing arrangements with customers and financial derivatives. We maintain risk management controls to monitor the risks and the related hedging. Derivative positions are examined using analytical techniques such as market value and sensitivity analysis. Derivative instruments are not used for speculative purposes, as per clearly defined risk management policies.

Foreign Currency Risk Our net cash inflows and outflows exposed to the risk of changes in exchange rates arise from the sale of products in countries other than the manufacturing source, foreign currency denominated supplier payments, debt and other payables, subsidiary dividends and investments in subsidiaries. Our ongoing solution is to reduce the exposure through operating actions. We use foreign exchange forward contracts to manage a portion of our exposure.

Our primary foreign exchange exposure includes the euro, the Mexican peso and the British pound. Because of the mix between our costs and our revenues in various regions, we generally are exposed to weakening of the euro and British pound and to strengthening of the Mexican peso. For transactions in these currencies, we utilize a strategy of partial coverage. As of December 31, 2002, our coverage for projected transactions in these currencies was about 50% for 2003.

As of December 31, 2002 and 2001, the net fair value of financial instruments with exposure to currency risk was a loss of $36 million and a gain of $9 million, respectively. The hypothetical pre-tax gain or loss in fair value from a 10% favorable or adverse change in quoted currency exchange rates would be approximately $86 million and $68 million as of December 31, 2002 and 2001, respectively. These estimated changes assume a parallel shift in all currency exchange rates and include the gain or loss on financial instruments used to hedge loans to subsidiaries. Because exchange rates typically do not all move in the same direction, the estimate may overstate the impact of changing exchange rates on the net fair value of our financial derivatives. It is important to note that gains and losses indicated in the sensitivity analysis would be offset by gains and losses on the underlying exposures being hedged.

Interest Rate Risk As of December 31, 2002 and 2001, the net fair value of interest rate swaps was a positive $39 million and a negative $9 million, respectively. The potential loss in fair value of these swaps from a hypothetical 50 basis point adverse change in interest rates would be approximately $16 million and $7 million as of December 31, 2002 and 2001, respectively. The annual increase in pre-tax interest expense from a hypothetical 50 basis point adverse change in variable interest rates (including the impact of interest rate swaps) would be approximately $6 million for the years ended December 31, 2002 and 2001. This analysis may overstate the adverse impact on net interest expense due to the short-term nature of our interest bearing investments.

Commodity Risk We have entered into long-term agreements with some of our key suppliers of non-ferrous metals to protect Visteon from changes in market prices. In addition, some products Visteon manufactures and sells to Ford containing non-ferrous metals are price adjusted monthly based on metal content and market price. Precious metals (for catalytic converter production) are purchased through a Ford directed-source; Ford accepts all market price risk. As a result, we presently do not enter into financial derivatives to hedge these potential exposures. The risk to these exposures may be managed with the use of financial derivatives if, in the future, we enter into substantial floating price contracts with our key suppliers.

Natural gas is a commodity Visteon uses in its manufacturing processing, related primarily to glass production, as well as for heating our facilities. Uncertainty in both supply and demand for this commodity has led to price instability over the last two years. As of December 31, 2002, Visteon has locked in pricing on about 65% of its projected usage for 2003, through fixed price contracts and financial derivatives. As of December 31, 2002 and 2001, the net fair value of natural gas derivatives was a positive $7 million and less than $1 million, respectively. The potential loss in fair value of these derivative contracts from a 10% adverse change in quoted prices would be approximately $4 million and less than $1 million at December 31, 2002 and 2001, respectively.

Selected Financial Data

The following selected consolidated financial data reflect our financial condition, results of operations and cash flows both before and after our spin-off from Ford on June 28, 2000. Selected consolidated financial data for the periods prior to our spin-off reflect the historical financial condition, results of operations and cash flows of the businesses that were considered part of the Visteon business of Ford during each respective period. The historical consolidated statement of income data set forth below for periods prior to our spin-off do not reflect many significant changes that occurred in the operations and funding of our company as a result of our spin-off from Ford.

The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this report. The consolidated statement of income, cash flow and balance sheet data, set forth below, have been derived from our audited financial statements. Certain amounts for prior periods were reclassified to conform with present period presentation.

The following financial information may not reflect what our results of operations, financial condition and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial condition and cash flows will be in the future.

(in millions, except per share amounts and percentages)	**2002**	2001	2000	1999	1998
Statement of Income Data					
Sales					
Ford and affiliates	**$14,779**	$14,656	$16,448	$17,105	$16,350
Other customers	**3,616**	3,187	3,019	2,261	1,412
Total sales	**18,395**	17,843	19,467	19,366	17,762
Costs and expenses					
Costs of sales	**17,588**	17,105	18,129	17,380	15,897
Selling, administrative and other expenses	**888**	855	897	797	731
Total costs and expenses	**18,476**	17,960	19,026	18,177	16,628
Operating income (loss)	**(81)**	(117)	441	1,189	1,134
Interest income	**23**	55	109	79	38
Interest expense	**103**	131	167	143	82
Net interest expense	**(80)**	(76)	(58)	(64)	(44)
Equity in net income of affiliated companies	**44**	24	56	47	26
Income (loss) before income taxes, minority interests and change in accounting	**(117)**	(169)	439	1,172	1,116
Provision (benefit) for income taxes	**(58)**	(72)	143	422	416
Income (loss) before minority interests and change in accounting	**(59)**	(97)	296	750	700
Minority interests in net income of subsidiaries	**28**	21	26	15	(3)
Income (loss) before change in accounting	**(87)**	(118)	270	735	703
Cumulative effect of change in accounting, net of tax	**(265)**	—	—	—	—
Net income (loss)	**$ (352)**	$ (118)	$ 270	$ 735	$ 703

(in millions, except per share amounts and percentages)	2002	2001	2000	1999	1998
Statement of Income Data *(continued)*					
Earnings (loss) per share:					
Basic and diluted before cumulative effect of change in accounting (based on 130,000,000 shares outstanding for periods prior to our spin-off)	**$ (0.68)**	$ (0.91)	$ 2.08	$ 5.65	$ 5.41
Cumulative effect of change in accounting	**(2.07)**	—	—	—	—
Basic and diluted	**$ (2.75)**	$ (0.91)	$ 2.08	$ 5.65	$ 5.41
Cash dividends per share	**$ 0.24**	$ 0.24	$ 0.12	$ —	$ —
Statement of Cash Flows Data					
Cash provided by (used in) operating activities	**$ 1,146**	$ 436	$ (526)	$ 2,482	$ 1,376
Cash (used in) investing activities	**(607)**	(743)	(842)	(1,453)	(940)
Cash (used in) provided by financing activities	**(383)**	(75)	924	290	(234)
Balance Sheet Data, end of period					
Total assets	**$11,170**	$11,162	$11,405	$12,542	$ 9,373
Total debt	**1,646**	1,922	2,019	2,319	1,125
Total equity	**2,978**	3,291	3,505	1,499	1,655
Other Financial Data					
Depreciation and amortization	**$ 631**	$ 666	$ 676	$ 651	$ 565
Capital expenditures	**723**	752	793	876	861
After tax return on:					
Sales	**(0.3)%**	(0.5)%	1.5%	3.9%	3.9%
Average assets	**(0.5)%**	(0.9)%	2.5%	6.8%	7.8%

Consolidated Statement of Income

(in millions, except per share amounts)	For the Years Ended December 31, 2002	2001	2000
Sales (Notes 2 and 11)			
Ford and affiliates	**$14,779**	$14,656	$16,448
Other customers	**3,616**	3,187	3,019
Total sales	**18,395**	17,843	19,467
Costs and expenses (Notes 2, 11 and 13)			
Costs of sales	**17,588**	17,105	18,129
Selling, administrative and other expenses	**888**	855	897
Total costs and expenses	**18,476**	17,960	19,026
Operating income (loss)	**(81)**	(117)	441
Interest income	**23**	55	109
Interest expense	**103**	131	167
Net interest expense	**(80)**	(76)	(58)
Equity in net income of affiliated companies (Notes 2 and 13)	**44**	24	56
Income (loss) before income taxes, minority interests and change in accounting	**(117)**	(169)	439
Provision (benefit) for income taxes (Note 5)	**(58)**	(72)	143
Income (loss) before minority interests and change in accounting	**(59)**	(97)	296
Minority interests in net income of subsidiaries	**28**	21	26
Income (loss) before change in accounting	**(87)**	(118)	270
Cumulative effect of change in accounting, net of tax (Note 14)	**(265)**	—	—
Net income (loss)	**$ (352)**	$ (118)	$ 270
Basic and diluted earnings (loss) per share (Note 2)			
Before cumulative effect of change in accounting	**$ (0.68)**	$ (0.91)	$ 2.08
Cumulative effect of change in accounting	**(2.07)**	—	—
Basic and diluted	**$ (2.75)**	$ (0.91)	$ 2.08
Cash dividends per share	**$ 0.24**	$ 0.24	$ 0.12

The accompanying notes are part of the financial statements.

Consolidated Balance Sheet

(in millions)	December 31, 2002	2001
Assets		
Cash and cash equivalents	**$ 1,204**	$ 1,024
Marketable securities	**74**	157
Total cash and marketable securities	**1,278**	1,181
Accounts receivable—Ford and affiliates	**1,401**	1,560
Accounts receivable—other customers	**828**	834
Total receivables	**2,229**	2,394
Inventories (Note 3)	**878**	942
Deferred income taxes	**199**	167
Prepaid expenses and other current assets	**153**	153
Total current assets	**4,737**	4,837
Equity in net assets of affiliated companies	**191**	158
Net property (Note 4)	**5,443**	5,329
Deferred income taxes	**566**	322
Goodwill (Note 14)	**—**	363
Other assets	**233**	153
Total assets	**$11,170**	$11,162
Liabilities and Stockholders' Equity		
Trade payables	**$ 2,083**	$ 1,915
Accrued liabilities (Note 6)	**1,021**	945
Income taxes payable	**14**	30
Debt payable within one year (Note 8)	**348**	629
Total current liabilities	**3,466**	3,519
Long-term debt (Note 8)	**1,298**	1,293
Postretirement benefits other than pensions (Note 7)	**2,283**	2,079
Other liabilities (Note 6)	**1,142**	967
Deferred income taxes	**3**	13
Total liabilities	**8,192**	7,871
Stockholders' Equity		
Capital stock (Note 9)		
Preferred stock, par value $1.00, 50 million shares authorized, none outstanding	**—**	—
Common stock, par value $1.00, 500 million shares authorized, 131 million shares issued, 129 million and 130 million shares outstanding, respectively	**131**	131
Capital in excess of par value of stock	**3,298**	3,311
Accumulated other comprehensive (loss)	**(140)**	(231)
Other	**(33)**	(25)
Earnings retained for use in business (accumulated deficit)	**(278)**	105
Total stockholders' equity	**2,978**	3,291
Total liabilities and stockholders' equity	**$11,170**	$11,162

The accompanying notes are part of the financial statements.

Consolidated Statement of Cash Flows

(in millions)	For the Years Ended December 31, 2002	2001	2000
Cash and cash equivalents at January 1	**$1,024**	$1,412	$1,849
Cash flows provided by (used in) operating activities (Note 15)	**1,146**	436	(526)
Cash flows from investing activities			
Capital expenditures	**(723)**	(752)	(793)
Acquisitions and investments in joint ventures, net	**—**	(7)	(28)
Purchases of securities	**(508)**	(346)	(126)
Sales and maturities of securities	**588**	260	61
Other (Note 13)	**36**	102	44
Net cash used in investing activities	**(607)**	(743)	(842)
Cash flows from financing activities			
Commercial paper (repayments) issuances, net	**(194)**	8	352
Payments on short-term debt	**—**	(1)	(1,775)
Proceeds from issuance of short-term debt	**—**	1	1,374
Proceeds from issuance of other debt	**115**	114	1,279
Principal payments on other debt	**(245)**	(144)	(290)
Purchase of treasury stock	**(24)**	(25)	—
Cash dividends	**(31)**	(31)	(16)
Other	**(4)**	3	—
Net cash (used in) provided by financing activities	**(383)**	(75)	924
Effect of exchange rate changes on cash	**24**	(6)	7
Net increase (decrease) in cash and cash equivalents	**180**	(388)	(437)
Cash and cash equivalents at December 31	**$1,204**	$1,024	$1,412

The accompanying notes are part of the financial statements.

Consolidated Statement of Stockholders' Equity

(in millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Earnings Retained for Use in Business (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Prior Owner's Net Investment	Other: Treasury Stock	Other: Unearned Stock Compensation	Total
Year Ended December 31, 2000									
Beginning balance	—	$ —	$ —	$ —	$ (67)	$ 1,566	$ —	$ —	$1,499
Comprehensive income									
Net income				270					270
Foreign currency translation					(112)				(112)
Comprehensive income									158
Net transfers and settlements of balances with prior owner						1,864			1,864
Capitalization/reclassification of prior owner's net investment	130	130	3,300			(3,430)			0
Deferred stock-based compensation	1	1	11					(12)	0
Cash dividends				(16)					(16)
Ending balance	131	$131	$3,311	$ 254	$(179)	$ 0	$ —	$(12)	$3,505
Year Ended December 31, 2001									
Beginning balance	131	$131	$3,311	$ 254	$(179)	$ 0	$ —	$(12)	$3,505
Comprehensive income									
Net (loss)				(118)					(118)
Foreign currency translation					(53)				(53)
Realized and unrealized gains/losses on derivatives, net of tax					5				5
Change in unrealized loss on marketable securities, net of tax					(2)				(2)
Minimum pension liability, net of tax					(2)				(2)
Comprehensive (loss)									(170)
Purchase of treasury stock							(25)		(25)
Deferred stock-based compensation							13	(13)	0
Amortization and adjustment of deferred stock-based compensation, net								9	9
Exercise of common stock options							3		3
Cash dividends				(31)					(31)
Ending balance	131	$131	$3,311	$ 105	$(231)	$ 0	$ (9)	$(16)	$3,291
Year Ended December 31, 2002									
Beginning balance	**131**	**$131**	**$3,311**	**$ 105**	**$(231)**	**$ 0**	**$ (9)**	**$(16)**	**$3,291**
Comprehensive income									
Net (loss)				**(352)**					**(352)**
Foreign currency translation					**170**				**170**
Realized and unrealized gains/losses on derivatives, net of tax					**(13)**				**(13)**
Change in unrealized loss on marketable securities, net of tax					**1**				**1**
Minimum pension liability, net of tax					**(67)**				**(67)**
Comprehensive (loss)									**(261)**
Purchase of treasury stock							**(24)**		**(24)**
Deferred stock-based compensation							**16**	**(16)**	**0**
Amortization and adjustment of deferred stock-based compensation, net			**(13)**				**(1)**	**17**	**3**
Cash dividends				**(31)**					**(31)**
Ending balance	**131**	**$131**	**$3,298**	**$(278)**	**$(140)**	**$ 0**	**$(18)**	**$(15)**	**$2,978**

The accompanying notes are part of the financial statements.

1 Background and Basis of Presentation

Visteon Corporation ("Visteon") is a leading, global supplier of automotive systems, modules and components. Visteon sells products primarily to global vehicle manufacturers, and also sells to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Visteon became an independent company when Ford Motor Company ("Ford") established Visteon as a wholly-owned subsidiary in January 2000 and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000 (the "spin-off"). Prior to incorporation, Visteon operated as Ford's automotive components and systems business.

In connection with Visteon's separation from Ford, Visteon and Ford entered into a series of agreements outlining the business relationship between the two companies following the spin-off which are further discussed in Note 11 of our consolidated financial statements.

Basis of Presentation The consolidated financial statements as of December 31, 2002 and 2001, and for periods subsequent to the spin-off, include the accounts of Visteon and its wholly-owned and majority-owned subsidiaries. The consolidated financial statements of Visteon for periods prior to the spin-off reflect the historical results of operations and cash flows of the businesses that were considered part of the Visteon business of Ford. Certain amounts for prior periods were reclassified to conform with present period presentation.

Operating costs and expenses for periods prior to the spin-off from Ford include allocations of general corporate overhead related to Ford's corporate headquarters and common support activities including information systems, product development, accounting and finance, corporate insurance programs, treasury, facilities, legal and human resources. These costs were assessed to Visteon based on usage or similar allocation methodologies. Although Visteon believes the allocations and charges for such services were reasonable, the costs of these services charged to Visteon are not necessarily indicative of the costs that would have been incurred if Visteon had been a stand-alone entity or what they would be in the future.

2 Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Intra-Visteon transactions have been eliminated in consolidation. Companies that are 20% to 50% owned by Visteon are accounted for on an equity basis. From June 30, 2002, the assets, liabilities, results of operations and cash flows of a special-purpose/variable interest entity, established to build a headquarters facility to be leased to Visteon, are included in Visteon's consolidated financial statements. This entity, owned by an affiliate of a bank, is consolidated based on an assessment that substantially all of the expected residual risks or rewards of the entity reside with Visteon. This assessment included consideration of the terms of the lease agreement, the amount of the owner's equity investment at risk and that Visteon is the source of the entity's debt financing. Total assets of this entity were about $36 million at December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. We do not anticipate the effect of adopting FIN 46 on Visteon's results of operations or financial position will be material.

Use of estimates and assumptions as determined by management are required in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates and assumptions.

Revenue Recognition Sales are recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectibility is reasonably assured, generally upon shipment of product to customers and transfer of title under standard commercial terms. Significant retroactive price adjustments are recognized in the period when such amounts become probable. Sales are recognized based on the gross amount billed to a customer for those products in which Visteon's customer has directed the sourcing of certain raw materials or components used in the manufacture of the final product.

Guarantees and Product Warranty In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We have not yet determined the effect of adopting FIN 45 on Visteon's results of operations or financial position.

The company enters into agreements that contain indemnification provisions in the normal course of business for which the risks are considered nominal and impractible to estimate.

Visteon accrues for warranty obligations for products sold based on management estimates, with support from our sales, engineering, quality and legal activities, of the amount that eventually will be required to settle such obligations. This accrual, which is reviewed in detail on a regular basis, is based on several factors, including the terms of Visteon's Master Transfer Agreement with Ford, as discussed in Note 11 of our consolidated financial statements, past experience, current claims, production changes, industry developments and various other considerations. The following table presents a reconciliation of changes in the product warranty liability for the selected periods:

(in millions)	**2002**	2001	2000
Beginning balance	**$ 20**	$ 18	$ 23
Accruals for products shipped	**16**	18	11
Accruals for pre-existing warranties (including change in estimates)	**—**	4	(4)
Settlements	**(19)**	(20)	(12)
Ending balance	**$ 17**	$ 20	$ 18

Separate from product warranty obligations, Visteon from time to time also negotiates financial settlements with its customers in connection with recall campaigns undertaken by such customers.

Other Costs In June 2002, the FASB issued Financial Accounting Standards No. 146 ("SFAS 146") "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. The provisions of the new standard are effective for restructuring, exit or disposal activities initiated after December 31, 2002. We do not expect the effect of adopting SFAS 146 on Visteon's results of operations or financial position will be material, although SFAS 146 may impact the timing of recognition of costs associated with future restructuring, exit or disposal activities.

Advertising and sales promotion costs are expensed as incurred. Advertising costs were $17 million in 2002, $19 million in 2001 and $29 million in 2000.

Research and development costs are expensed as incurred and were $902 million in 2002, $1,037 million in 2001 and $1,115 million in 2000.

Pre-production design and development costs relating to long-term supply arrangements are expensed as incurred.

Related Party Transaction A member of Visteon's Board of Directors is also the Chief Executive Officer of a supplier of contract staffing services to Visteon. Visteon's payments to this supplier were approximately $115 million in 2002. The supplier has indicated that it expects to recognize approximately $20 million of these payments as revenue in 2002, relating to services performed directly by the supplier. The remaining payments to this supplier are related to arrangements in which the supplier serves as a master vendor on the behalf of many other suppliers and are not expected to be recognized as revenue for such supplier.

Income (Loss) Per Share of Common Stock Basic income per share of common stock is calculated by dividing net income by the average number of shares of common stock outstanding during the applicable period, adjusted for restricted stock. The calculation of diluted income per share takes into account the effect of dilutive potential common stock, such as stock options, and contingently returnable shares, such as restricted stock. For purposes of the earnings per share calculations, 130 million shares of common stock are treated as outstanding for periods prior to the spin-off from Ford. Basic and diluted income per share were calculated using the following numbers of shares:

(shares in millions)	**2002**	2001	2000
Common shares outstanding	**130.3**	130.7	130.5
Less: Restricted stock outstanding	**(2.6)**	(1.4)	(0.5)
Basic shares	**127.7**	129.3	130.0
Net dilutive effect of restricted stock and stock options	**—**	—	—
Diluted shares	**127.7**	129.3	130.0

For the year ended December 31, 2002 and 2001, potential common stock of about 606,000 and 343,000 shares, respectively, are excluded from the calculation of diluted income per share because the effect of including them would have been antidilutive.

Derivative Financial Instruments Visteon has operations in every major region of the world and is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. These financial exposures are monitored and managed by the company as an integral part of the company's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on the company's results. The company uses derivative financial instruments, including forward contracts, swaps and options, to manage the exposures in exchange rates, interest rates and commodity prices. All derivative financial instruments are classified as "held for purposes other than trading." Company policy specifically prohibits the use of leveraged derivatives or use of any derivatives for speculative purposes.

Visteon's primary foreign currency exposures, in terms of net corporate exposure, are in the euro, Mexican peso and British pound. The company uses derivative instruments to hedge expected future cash flows in foreign currencies and firm commitments. The company has entered into interest rate swaps to manage its interest rate risk. As a result of these swaps, approximately 30% of the company's borrowings are on a fixed rate basis, with the balance on a variable rate basis, subject to changes in short-term interest rates. Visteon's primary commodity-price exposures are aluminum, copper and natural gas, which are managed through derivative financial instruments and fixed-price contracts with suppliers.

The criteria used to determine whether hedge accounting treatment is appropriate are the designation of the hedge to an underlying exposure, reduction of overall risk and correlation between the changes in the value of the derivative instrument and the underlying exposure. Gains and losses on cash flow hedges initially are reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Gains and losses on interest rate swaps (fair value hedges) are recorded in long-term debt (see Note 12 of our consolidated financial statements). All other derivative gains and losses are recognized in costs of sales. Except for interest rate swaps, these derivatives usually mature in two years or less, consistent with the underlying transactions. The effect of changes in exchange rates, interest rates and commodity prices may not be fully offset by gains or losses on currency derivatives, depending on the extent to which the exposures are hedged.

Foreign Currency Translation Assets and liabilities of Visteon's non-U.S. businesses generally are translated to U.S. dollars at end-of-period exchange rates. The effects of this translation for Visteon are reported in other comprehensive income. Remeasurement of assets and liabilities of Visteon's non-U.S. businesses that use the U.S. dollar as their functional currency are included in income as transaction gains and losses. Income statement elements of Visteon's non-U.S. businesses are translated to U.S. dollars at average-period exchange rates and are recognized as part of revenues, costs and expenses. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of the business involved. Net transaction gains and losses, as described above, decreased net income $14 million in 2002, and increased net income $6 million and $2 million in 2001 and 2000, respectively. Total foreign currency translation adjustments as a component of accumulated other comprehensive income reduced stockholders' equity by $62 million and $232 million at December 31, 2002 and 2001, respectively.

Cash and Cash Equivalents Visteon considers all highly liquid investments purchased with a maturity of three months or less, including short-term time deposits and government agency and corporate obligations, to be cash equivalents.

Marketable Securities Marketable securities are classified as available-for-sale. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities, for which there are no quoted market prices, is based on similar types of securities that are traded in the market. Book value approximates fair value for all securities.

Investments with Affiliates The following table presents summarized financial data for those affiliates accounted for under the equity method, excluding amounts related to the "Conix Group" which was sold in October 2000 as discussed in Note 13 of our consolidated financial statements. The amounts represent 100% of the assets, liabilities, equity and results of operations of these affiliates. Visteon reports its share of their net assets and net income in the lines "Equity in net assets of affiliated companies" on the Consolidated Balance Sheet and "Equity in net income of affiliated companies" on the Consolidated Statement of Income.

	December 31,	
(in millions)	**2002**	2001
Current assets	**$361**	$278
Other assets	**318**	316
Total assets	**$679**	$594
Current liabilities	**$217**	$179
Other liabilities	**99**	94
Stockholders' equity	**363**	321
Total liabilities and stockholders' equity	**$679**	$594

(in millions)	**2002**	2001	2000
Net sales	**$973**	$747	$757
Gross profit	**217**	152	170
Net income	**93**	63	69

Impairment of Long-Lived Assets and Certain Identifiable Intangibles Visteon evaluates long-lived assets and long-lived assets to be disposed of for potential impairment at the operating segment level whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Visteon considers projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such factors as future automotive production volumes (primarily for Ford), selling price changes, labor cost changes, material cost changes, productivity and other cost savings and capital expenditures could significantly affect our evaluations.

Goodwill Visteon adopted Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets" effective January 1, 2002. SFAS 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. See Note 14 of our consolidated financial statements for further description related to this accounting change.

Stock-Based Awards In December 2002, the FASB issued Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123." This statement amends Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Visteon measures compensation cost related to stock options and restricted stock awards using the intrinsic value method. If compensation cost had been determined based on the estimated fair value of stock options and the fair value set at the date of grant for the restricted stock awards, in accordance with the provisions of SFAS 123, Visteon's reported net loss, loss per share (on both a basic and diluted basis) and compensation expense would have increased to the pro forma amounts indicated below:

(in millions, except per share amounts)	**2002**	2001
As reported		
Net (loss)	**$ (352)**	$ (118)
(Loss) per share	**(2.75)**	(0.91)
Compensation expense, net of tax	**4**	9
Pro forma		
Net (loss)	**$ (363)**	$ (120)
(Loss) per share	**(2.84)**	(0.93)
Compensation expense, net of tax	**15**	11

The following is a summary of the fair values and assumptions used under a Black-Scholes option-pricing model for stock options granted in 2002 and 2001:

	2002	2001
Fair Values		
Average fair value of stock option granted in which the exercise price equaled the market price of the stock on the grant date	**$6.27**	$6.83
Average fair value of stock option granted in which the exercise price was less than the market price of the stock on the grant date	**N/A**	$7.94
Weighted Average Assumptions		
Risk-free interest rate	**4.8%**	4.7%
Expected life (years)	**6.0**	4.7
Volatility	**51.6%**	42.8%
Dividend yield	**1.8%**	1.4%

Beginning in January 2003, Visteon intends to expense the fair value of stock-based awards granted to employees pursuant to SFAS 123. Visteon will adopt this standard on a prospective method basis for stock-based awards granted, modified or settled after December 31, 2002. See Note 9 of our consolidated financial statements for further information related to stock awards.

3 Inventories

	December 31,	
(in millions)	**2002**	2001
Raw materials, work-in-process and supplies	**$743**	$812
Finished products	**135**	130
Total inventories	**$878**	$942
U.S. inventories	**$548**	$589

Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined by the last-in, first-out ("LIFO") method. The cost of the remaining inventories is determined primarily by the first-in, first-out ("FIFO") method.

If the FIFO method had been used instead of the LIFO method, inventories would have been higher by $78 million and $86 million at December 31, 2002 and 2001, respectively.

4 Net Property, Depreciation and Amortization

(in millions)	December 31, 2002	2001
Land	**$ 125**	$ 117
Buildings and land improvements	**1,561**	1,495
Machinery, equipment and other	**8,631**	8,162
Construction in progress	**320**	306
Total land, plant and equipment	**10,637**	10,080
Accumulated depreciation	**(5,527)**	(5,090)
Net land, plant and equipment	**5,110**	4,990
Special tools, net of amortization	**333**	339
Net property	**$ 5,443**	$ 5,329

Property, equipment and special tools are depreciated principally using the straight-line method of depreciation over the estimated useful life of the asset. On average, buildings and land improvements are depreciated based on a 30-year life; machinery and equipment are depreciated based on a 14-year life. Special tools are amortized using the straight-line method over periods of time representing the estimated life of those tools, with the majority of tools amortized over five years.

Depreciation and amortization expenses related to property, equipment and special tools, excluding amortization expense of goodwill and other intangible assets, were as follows:

(in millions)	2002	2001	2000
Depreciation	**$551**	$562	$585
Amortization	**76**	79	68
Total	**$627**	$641	$653

At December 31, 2002, Visteon had the following minimum rental commitments under non-cancelable operating leases (in millions): 2003—$67; 2004—$45; 2005—$32; 2006—$24; 2007—$19; thereafter—$96. Rent expense was $90 million in 2002, $106 million in 2001 and $117 million in 2000.

Maintenance, repairs and rearrangement costs are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Pre-production costs related to new facilities are expensed as incurred. At December 31, 2002, Visteon has recognized about $135 million in unbilled receivables related to tooling costs which are not owned by Visteon for which there is an agreement for contractual reimbursement.

5 Income Taxes

Income (loss) before income taxes, minority interests and change in accounting, excluding equity in net income of affiliated companies, was as follows:

(in millions)	2002	2001	2000
U.S.	**$(115)**	$(343)	$104
Non-U.S.	**(46)**	150	279
Total income (loss) before income taxes	**$(161)**	$(193)	$383

The provision (benefit) for income taxes was calculated as follows:

(in millions)	2002	2001	2000
Current tax provision (benefit)			
U.S. federal	**$ (1)**	$ (6)	$127
Non-U.S.	**76**	77	91
U.S. state and local	**—**	—	12
Total current	**75**	71	230
Deferred tax provision (benefit)			
U.S. federal	**(57)**	(115)	(91)
Non-U.S.	**(72)**	(24)	7
U.S. state and local	**(4)**	(4)	(3)
Total deferred	**(133)**	(143)	(87)
Total provision (benefit)	**$ (58)***	$ (72)	$143

Excludes effect of change in accounting.

A reconciliation of the provision (benefit) for income taxes compared with amounts at the U.S. statutory tax rate is shown below:

	2002	2001	2000
Tax provision (benefit) at U.S. statutory rate of 35%	**(35)%**	(35)%	35%
Effect of:			
Tax on non-U.S. income	**13**	—	—
U.S. state and local income taxes	**(2)**	(2)	2
Tax credits	**(6)**	(6)	(3)
Other	**(6)**	6	3
Provision (benefit) for income taxes	**(36)%***	(37)%	37%

Excludes effect of change in accounting.

Deferred taxes are provided for the net effect of repatriating earnings of non-U.S. subsidiaries. Deferred tax assets and liabilities reflect the estimated tax effect of accumulated temporary differences between assets and liabilities for financial reporting purposes and those amounts as measured by tax laws and regulations.

The components of deferred income tax assets and liabilities at December 31 were as follows:

	December 31,	
(in millions)	**2002**	2001
Deferred tax assets		
Employee benefit plans	**$1,059**	$ 961
Customer allowances and claims	**55**	34
Net operating losses and other carryforwards	**347**	193
All other	**210**	202
Subtotal	**1,671**	1,390
Valuation allowance	**(21)**	—
Total deferred tax assets	**1,650**	1,390
Deferred tax liabilities		
Depreciation and amortization	**779**	724
Employee benefit plans	—	10
All other	**109**	180
Total deferred tax liabilities	**888**	914
Net deferred tax assets	**$ 762**	$ 476

The anticipated tax benefit of U.S. net operating loss carryforwards is $155 million at December 31, 2002. These losses will begin to expire in 2021. U.S. general business credit carryforwards are $54 million at December 31, 2002. These credits will begin to expire in 2020. U.S. foreign tax credits and other carryforwards are $57 million at December 31, 2002. These credits and other carryforwards will begin to expire in 2006. The anticipated tax benefit of non-U.S. net operating loss carryforwards is $81 million at December 31, 2002. These losses have carryforward periods ranging from 3 years to indefinite.

For financial statement purposes, the tax benefit of net operating loss and credit carryforwards is recognized as a deferred tax asset, subject to appropriate valuation allowances when it is determined that recovery of the deferred tax asset is unlikely. The company evaluates its net operating loss and credit carryforwards on an ongoing basis. Such evaluations include a review of historical and projected future operating results, the eligible carryforward period and other circumstances. As of December 31, 2002, valuation allowances of $21 million have been recorded against non-U.S. net operating loss carryforwards where recovery of these carryforwards is unlikely.

6 Liabilities

Current Liabilities Included in accrued liabilities at December 31 were the following:

	December 31,	
(in millions)	**2002**	2001
Salaries, wages and employer taxes	**$ 170**	$105
Employee benefits, including pensions	**384**	308
Postretirement benefits other than pensions	**92**	38
Other	**375**	494
Total accrued liabilities	**$1,021**	$945

Noncurrent Liabilities Included in other noncurrent liabilities at December 31 were the following:

	December 31,	
(in millions)	**2002**	2001
Employee benefits, including pensions	**$ 571**	$418
Minority interests in net assets of subsidiaries	**129**	109
Other	**442**	440
Total other liabilities	**$1,142**	$967

Other current and noncurrent liabilities include amounts related to product warranty.

7 Employee Retirement Benefits

Employee Retirement Plans In the U.S., Visteon hourly employees represented by the UAW and other collective bargaining groups earn noncontributory benefits based on employee service. Visteon salaried employees earn similar noncontributory benefits as well as contributory benefits related to pay and service. In accordance with the separation agreements, Ford retained the past service obligations for those transferred salaried employees who were eligible to retire in 2000 as well as those whose combined age and years of service was at least 60 at the date of the separation from Ford. For all other transferred salaried employees, Visteon assumed the pension obligations as well as assets with a fair value at least equal to the related projected benefit obligation but no less than the amount required to be transferred under applicable laws and regulations. Certain of the non-U.S. subsidiaries sponsor separate plans that provide similar types of benefits to their employees. For these non-U.S. plans, Visteon has assumed all plan benefit obligations for Visteon employees as well as assets that approximate the benefit obligations for funded plans.

In general, the company's plans are funded with the exception of certain supplemental benefit plans for executives and a plan in Germany; in such cases the unfunded liability is recorded. The company's policy for funded plans is to contribute annually, at a minimum, amounts required by applicable law, regulation or union agreement. Plan assets consist principally of investments in stocks, and government and other fixed income securities.

Visteon-assigned Ford-UAW employees, comprising about 21,500 people, participate in the Ford-UAW Retirement Plan, sponsored by Ford. By agreement, Visteon compensates Ford for the pension expense incurred by Ford for Visteon-assigned employees. The amount of compensation is disclosed in the table below on the "expense for Visteon-assigned Ford-UAW employees" line, and is calculated by Ford using Ford's pension assumptions, based on Financial Accounting Standards No. 87 "Employers' Accounting for Pensions."

Most U.S. salaried employees are eligible to participate in a defined contribution plan (Visteon Investment Plan) by contributing a portion of their compensation which is partially matched by Visteon. Matching contributions were $31 million in 2001 and were suspended effective January 1, 2002.

Postretirement Health Care and Life Insurance Benefits In the U.S., Visteon has a financial obligation for the cost of providing selected health care and life insurance benefits to its employees, as well as Visteon-assigned Ford-UAW employees who retire after July 1, 2000. The estimated cost for these benefits is accrued over periods of employee service on an actuarially determined basis. Ford retained the financial obligation and related prepayments for postretirement health care and life insurance benefits to its employees who retired on or before July 1, 2000.

Under the terms of the separation agreements with Ford and in addition to regular benefit payments, Visteon is required to pre-fund postretirement health care and life insurance benefit obligations related to Visteon-assigned Ford-UAW hourly employees as well as certain salaried employees. The required pre-funding is over a 15 year period beginning in 2006 for the Visteon-assigned Ford-UAW hourly employees, and over a 10 year period beginning in 2011 for those salaried employees. The annual pre-funding requirement during this period will be determined based upon amortization of the unfunded liability at the beginning of the period, plus annual expense. The unfunded liability at December 31, 2002, of about $1.9 billion is included in our recorded postretirement health care and life insurance benefit liability. Based upon estimates of the unfunded liabilities and the related expense, the first required pre-funding payment will be about $465 million in 2006. In addition, benefit payments for related retirees are projected at $80 million in 2006. In December 2000, the company pre-funded a portion of this obligation by contributing $25 million to a Voluntary Employees' Beneficiary Association ("VEBA") trust.

Effective January 1, 2002, the company revised the eligibility requirement for retiree health insurance coverage for most U.S. employees to 10 years of service after attaining the age of 45.

The company's expense for retirement benefits was as follows:

(in millions, except percentages)	Retirement Plans						Health Care and Life Insurance Benefits		
	U.S. Plans			Non-U.S. Plans					
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Costs Recognized in Income									
Service cost	**$ 47**	$ 45	$ 55	**$ 27**	$ 19	$ 37	**$ 28**	$ 28	$ 26
Interest cost	**55**	50	82	**40**	34	41	**56**	53	61
Expected return on plan assets	**(64)**	(64)	(106)	**(48)**	(49)	(58)	**—**	—	—
Amortization of:									
Transition (asset) obligation	**—**	(4)	(7)	**1**	—	—	**—**	—	1
Plan amendments	**8**	8	12	**6**	6	6	**(14)**	(1)	—
(Gains) losses and other	**(2)**	(3)	(9)	**(4)**	(8)	—	**5**	2	—
Special termination benefits	**(3)**	52	—	**4**	1	7	**15**	19	—
Curtailments	**—**	(3)	—	**45**	1	—	**1**	—	—
Expense for Visteon-assigned Ford-UAW employees	**62**	58	74	**—**	—	—	**224**	181	170
Net pension/postretirement expense	**$103**	$139	$ 101	**$ 71**	$ 4	$ 33	**$315**	$282	$258
Discount rate for expense	**7.50%**	7.75%	7.75%	**6.00%**	6.25%	6.10%	**7.25%**	7.50%	7.75%
Assumed long-term rate of return on assets	**9.50%**	9.50%	9.00%	**9.00%**	10.00%	9.40%	**6.00%**	6.00%	6.00%
Initial health care cost trend rate	**—**	—	—	**—**	—	—	**9.45%**	8.97%	7.00%
Ultimate health care cost trend rate	**—**	—	—	**—**	—	—	**5.00%**	5.00%	5.00%
Number of years to ultimate trend rate	**—**	—	—	**—**	—	—	**6**	7	8

During 2000, asset and liability transfers between Ford and Visteon postretirement benefit plans reduced Visteon's net pension and postretirement related liabilities by about $1.6 billion. In addition, Ford retained about $573 million of prepaid health care amounts relating to active employees.

Increasing the assumed health care cost trend rates by one percentage point is estimated to increase the aggregate service and interest cost components of Visteon's net postretirement benefit expense for 2002 by about $56 million and the accumulated postretirement benefit obligation at December 31, 2002, by about $594 million. A decrease of one percentage point would reduce service and interest costs by $43 million and decrease the December 31, 2002, obligation by about $495 million.

The status of these plans as of their most recent measurement dates was as follows:

	Retirement Plans				Health Care and Life Insurance Benefits	
	U.S. Plans		Non-U.S. Plans			
(in millions, except percentages)	**2002**	2001	**2002**	2001	**2002**	2001
Change in Benefit Obligation						
Benefit obligation—beginning	**$ 703**	$ 624	**$ 641**	$ 514	**$ 2,707**	$ 2,232
Service cost	**47**	45	**27**	19	**95**	87
Interest cost	**55**	50	**40**	34	**192**	166
Amendments/other	**28**	9	**37**	72	**(69)**	(31)
Actuarial loss	**52**	6	**31**	30	**645**	254
Special termination benefits	**—**	3	**4**	3	**16**	19
Curtailment	**—**	(3)	**28**	—	**(4)**	—
Foreign exchange translation	**—**	—	**70**	(22)	**—**	(1)
Benefits paid	**(34)**	(31)	**(12)**	(9)	**(45)**	(19)
Benefit obligation—ending	**$ 851**	$ 703	**$ 866**	$ 641	**$ 3,537**	$ 2,707
Change in Plan Assets						
Plan assets—beginning	**$ 595**	$ 680	**$ 422**	$ 508	**$ 26**	$ 25
Actual return on plan assets	**(27)**	(76)	**(61)**	(111)	**—**	1
Contributions	**30**	23	**57**	40	**45**	19
Foreign exchange translation	**—**	—	**33**	(5)	**—**	—
Benefits paid/other	**(36)**	(32)	**—**	(10)	**(45)**	(19)
Plan assets—ending	**$ 562**	$ 595	**$ 451**	$ 422	**$ 26**	$26
Funded Status of the Plans						
Plan assets in excess of (less than) benefit obligations	**$(289)**	$(108)	**$(415)**	$(219)	**$(3,511)**	$(2,681)
Unrecognized:						
Net (gains) losses	**112**	(37)	**205**	41	**1,231**	599
Prior service cost/other	**69**	58	**136**	110	**(95)**	(35)
Net amount recognized	**$(108)**	$ (87)	**$ (74)**	$ (68)	**$(2,375)**	$(2,117)
Amount Recognized in Balance Sheet						
Prepaid assets	**$ 1**	$ 8	**$ 15**	$ 7	**$ —**	$ —
Accrued liabilities	**(257)**	(145)	**(194)**	(121)	**(2,375)**	(2,117)
Intangible assets	**62**	49	**81**	43	**—**	—
Deferred income taxes	**32**	1	**9**	1	**—**	—
Accumulated other comprehensive income	**54**	—	**15**	2	**—**	—
Net amount recognized	**$(108)**	$ (87)	**$ (74)**	$ (68)	**$(2,375)**	$(2,117)
Assumptions						
Discount rate	**6.75%**	7.50%	**5.75%**	6.00%	**6.75%**	7.25%
Expected rate of return on assets	**9.00%**	9.50%	**8.25%**	9.00%	**6.00%**	6.00%
Rate of increase in compensation	**4.00%**	4.50%	**3.75%**	3.75%	**—**	—
Initial health care cost trend rate	**—**	—	**—**	—	**11.00%**	9.45%
Ultimate health care cost trend rate	**—**	—	**—**	—	**5.00%**	5.00%
Number of years to ultimate trend rate	**—**	—	**—**	—	**5**	6
Measurement date	**9/30**	9/30	**9/30**	9/30	**12/31**	12/31

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for employee retirement plans with accumulated benefit obligations in excess of plan assets were $1,538 million, $1,279 million and $870 million, respectively, for 2002 and $789 million, $720 million and $556 million, respectively, for 2001.

The change in the U.S. discount rate from 7.50% to 6.75% for the year ended December 31, 2002, resulted in an increase of $97 million to the U.S. retirement plan benefit obligation, which is included in the 2002 actuarial loss in the table above.

8 Debt

Debt at December 31 was as follows:

(in millions, except percentages)	Maturity	Weighted Average Interest Rate 2002	Weighted Average Interest Rate 2001	Book Value 2002	Book Value 2001
Debt payable within one year					
Commercial paper		**1.7%**	3.1%	**$ 166**	$ 360
Other—short-term		**6.0%**	5.5%	**121**	210
Current portion of long-term debt		**5.8%**	5.8%	**61**	59
Total debt payable within one year				**348**	629
Long-term debt					
Unsecured debt securities	2005–2010	**6.4%**	7.4%	**1,239**	1,191
Other	2004–2018	**7.3%**	7.6%	**59**	102
Total long-term debt				**1,298**	1,293
Total debt				**$1,646**	$1,922

On August 3, 2000, Visteon completed a public offering of unsecured fixed-rate term debt securities totaling $1.2 billion with maturities of five years and ten years. The offering included $500 million of securities maturing on August 1, 2005, and $700 million of securities maturing on August 1, 2010. The five and ten year securities were issued at a slight discount to the stated rates of interest of 7.95% and 8.25%, respectively. Interest rate swaps have been entered into for the unsecured term debt securities maturing on August 1, 2005, and a portion of the debt securities maturing on August 1, 2010. These swaps effectively convert the securities from fixed interest rate to variable interest rate instruments, as further described in Note 12 of our consolidated financial statements. The weighted average interest rates as presented include the effects of interest rate swaps. Interest is payable semi-annually on February 1 and August 1. The unsecured term debt securities agreement contains certain restrictions including, among others, a limitation relating to liens and sale lease-back transactions, as defined in the agreement. In the opinion of management, Visteon was in compliance with all of these restrictions.

Under Visteon's commercial paper program, $166 million and $360 million was outstanding at December 31, 2002 and 2001, respectively, with a weighted average remaining maturity of 12 and 34 days at December 31, 2002 and 2001, respectively.

On April 2, 2002, Visteon and Visteon Capital Trust I (the "trust") filed a shelf registration statement with the Securities and Exchange Commission to register $800 million in securities. Under this shelf process, in one or more offerings, Visteon may sell notes, preferred stock, common stock, depositary shares, warrants, stock purchase contracts and stock purchase units; and the trust may sell trust preferred securities representing undivided beneficial interests in the trust. This shelf registration statement replaces the prior shelf registration statement filed on June 23, 2000. The registration statement became effective on April 12, 2002. Each time Visteon sells securities under this shelf registration statement, a prospectus supplement will be provided that will contain specific information about the terms of that offering. Except as may otherwise be determined at the time of sale, the net proceeds would be used for general corporate purposes.

During the second quarter of 2002, Visteon renewed its financing arrangements with third-party lenders that provide contractually committed, unsecured revolving credit facilities. The new financing arrangements are with a syndicate of lenders providing for a maximum of $1.8 billion in committed, unsecured credit facilities (the "Credit Facilities"). The terms of the Credit Facilities provide for a 364-day revolving credit line in the amount of $775 million, which expires June 2003, and a five-year revolving credit line in the amount of $775 million, which expires June 2007. The Credit Facilities also provide for a five-year delayed draw term loan in the amount of $250 million, which will be used primarily to finance construction of a headquarters facility in Southeast Michigan. Consistent with the prior financing arrangements, any borrowings under the Credit Facilities would bear interest based on a variable interest rate option selected at the time of borrowing. The Credit Facilities contain certain affirmative and negative covenants including a covenant not to exceed a specified leverage ratio. As of December 31, 2002, Visteon did not have any amounts outstanding under the Credit Facilities. In the opinion of management, Visteon has been in compliance with all covenants since the inception of the revolving credit facilities.

The company has additional debt arrangements with respect to a number of its non-U.S. operations, a portion of which are payable in non-U.S. currencies.

We have guaranteed about $25 million of borrowings held by unconsolidated joint ventures and have extended loans of about $8 million to unconsolidated joint ventures, as of December 31, 2002. In addition, we have guaranteed Tier 2 suppliers' debt and lease obligations of about $16 million, at December 31, 2002, to ensure the continued supply of essential parts.

Prior to the spin-off from Ford, Visteon had a number of debt and support facility arrangements directly with Ford or its wholly-owned subsidiaries, including a revolving loan arrangement under which Visteon could borrow up to $1,250 million. Interest on this debt was determined quarterly based on Ford's average interest rate on its U.S. dollar denominated, publicly traded automotive debt. Upon completing the spin-off from Ford, all debt and support facility arrangements with Ford were terminated. During 2000, amounts outstanding under the revolving loan arrangement of about $1,120 million were converted into an equity investment by Ford, and any remaining amounts outstanding under the arrangements were repaid by Visteon to Ford.

Debt at December 31, 2002, included maturities as follows (in millions): 2003—$348; 2004—$47; 2005—$527; 2006—$5; 2007—$4; thereafter—$715.

9 Capital Stock and Stock Award Plans

Visteon was incorporated in Delaware in January 2000 with an initial capitalization of 10,000 shares of $1.00 par value common stock authorized and 1,000 shares of common stock outstanding. Through an amendment to its certificate of incorporation, the number of common shares authorized and outstanding was increased to 500 million and 130 million, respectively. In addition, 50 million shares of preferred stock, par value $1.00 per share, were authorized, none of which have been issued.

The Visteon Corporation 2000 Incentive Plan ("Incentive Plan"), which is administered by the Compensation Committee of the Board of Directors, provides for the grant of incentive and non-qualified stock options, stock appreciation rights, performance stock rights and stock, and various other rights based on stock. The Visteon Corporation Employees Equity Incentive Plan ("EEIP"), which is administered by an Administrator appointed by the Board of Directors, provides for the grant of nonqualified stock options, stock appreciation rights, performance stock rights and stock, and various other rights based on stock. The Visteon Corporation Restricted Stock Plan for Non-Employee Directors provides for the grant of restricted stock to non-employee directors. The total number of shares of common stock subject to awards under the Incentive Plan and EEIP is 13 million and 6.5 million shares of common stock, respectively. At December 31, 2002, there were 4.5 million and 4 million shares of common stock available for grant under the Incentive Plan and EEIP, respectively. All plans have been approved by shareholders.

Stock options granted under the Incentive Plan or the EEIP have an exercise price equal to the average of the highest and lowest prices at which Visteon common stock was traded on the New York Stock Exchange on the date of grant. Stock options that have been granted become exercisable one-third after one year from the date of grant, an additional one-third after two years and in full after three years, and expire 10 years from the date of grant.

Effective at the date of spin-off and subject to shareholder approval, Visteon granted under the Incentive Plan to some employees about 2 million stock options with an exercise price equal to the average of the highest and lowest prices at which Visteon common stock was traded on the New York Stock Exchange on that date. Shareholder approval was obtained in May 2001 for the grant of these stock options. The difference between the exercise price and the average price of Visteon common stock on the date of shareholder approval will be recognized as compensation expense over the vesting period. Stock option compensation expense before taxes was $3 million and $4 million in 2002 and 2001, respectively.

Information concerning stock options is as follows:

(share amounts in thousands)	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	—	$ —
Granted	5,193	15.60
Exercised	(172)	13.09
Terminated	(89)	15.08
Outstanding at December 31, 2001	4,932	$15.74
Granted	3,491	13.45
Exercised	(24)	11.96
Terminated	(494)	15.10
Outstanding at December 31, 2002	**7,905**	**$14.78**
Outstanding but not exercisable at December 31, 2002	**5,844**	
Exercisable at December 31, 2002	**2,061**	**$15.05**

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)	*(in years)*		*(in thousands)*	
$ 7.00 – $12.00	**72**	**9.30**	**$ 8.64**	**11**	**$10.13**
12.01 – 17.00	**5,150**	**8.58**	**13.43**	**1,155**	**13.18**
17.01 – 22.00	**2,683**	**8.36**	**17.53**	**895**	**17.53**
	7,905			**2,061**	

Under the Incentive Plan, Visteon has granted restricted stock awards to certain employees with a price equal to the average of the highest and lowest prices at which Visteon common stock was traded on the New York Stock Exchange on the grant date. Restricted stock awards vest after a designated period of time, which is generally five years, or upon the achievement of applicable performance goals at the completion of a performance period, which is generally three years. Performance goals are related to return on equity and quality measures. Compensation expense related to performance-based restricted stock awards is recognized over the performance period based upon an estimate of the likelihood of achieving the performance goals and also reflects changes in the price of Visteon common stock. Restricted stock awards issued to the company's Board of Directors vest on the third anniversary of the date of the grant. Restricted stock compensation expense before taxes was $3 million and $9 million in 2002 and 2001, respectively.

Information concerning restricted stock awards is as follows:

(share amounts in thousands)	Shares	Weighted Average Price
Outstanding at December 31, 2000	—	$ —
Granted	1,892	17.39
Lapsed	(65)	17.46
Terminated	(178)	17.46
Outstanding at December 31, 2001	1,649	$17.38
Granted	1,345	13.20
Lapsed	(79)	17.46
Terminated	(201)	16.26
Outstanding at December 31, 2002	**2,714**	**$15.39**

10 Litigation and Claims

Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against Visteon, including those arising out of alleged defects in Visteon's products; governmental regulations relating to safety; employment-related matters; customer, supplier and other contractual relationships; intellectual property rights; product warranties; and environmental matters. Some of the foregoing matters involve or may involve compensatory, punitive, or antitrust or other treble damage claims in very large amounts, or demands for recall campaigns, environmental remediation programs, sanctions, or other relief which, if granted, would require very large expenditures.

Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Reserves have been established by Visteon for matters discussed in the foregoing paragraph where losses are deemed probable; these reserves are adjusted periodically to reflect estimates of ultimate probable outcomes. It is reasonably possible, however, that some of the matters discussed in the foregoing paragraph for which reserves have not been established could be decided unfavorably to Visteon and could require Visteon to pay damages or make other expenditures in amounts, or a range of amounts, that cannot be estimated at December 31, 2002. Visteon does not reasonably expect, based on its analysis, that any adverse outcome from such matters would have a material effect on our financial condition, results of operations or cash flows, although such an outcome is possible.

In July 2002, Visteon entered into an agreement to consolidate the resolution of various pending employment-related claims and litigation relating to allegations made by current and former employees at a Michigan facility. The amounts paid pursuant to this agreement were in line with reserves established in the second quarter of 2002.

11 Arrangements with Ford and its Affiliates

Revenues from Ford and its affiliates approximated 80% in 2002, 82% in 2001 and 84% in 2000 of total sales.

In connection with Visteon's separation from Ford, Visteon and Ford entered into a series of agreements outlining the terms of separation and the relationship between Visteon and Ford on an ongoing basis. The following summary of certain of these agreements is qualified in all respects by the actual terms of the respective agreements.

Master Transfer Agreement The master transfer agreement, effective as of April 1, 2000, provided for Ford to transfer to Visteon and/or its subsidiaries, all assets used exclusively by Visteon, including but not limited to real property interests, personal property and ownership interests in subsidiaries and joint ventures.

In addition, Visteon and Ford agreed to a division of liabilities including liabilities related to product liability, warranty, recall, environmental, intellectual property claims and other general litigation claims. Visteon and Ford agreed on a division of responsibility for product liability, warranty and recall matters as follows: (a) Ford will retain liability for all product liability, warranty or recall claims that involve parts made or sold by Visteon for 1996 or earlier model year Ford vehicles, (b) Visteon is liable for all product liability, warranty or recall claims that involve parts made or sold by Visteon for 1997 or later model year Ford vehicles in accordance with Ford's global standard purchase order terms as applied to other Tier 1 suppliers and (c) Visteon has assumed all responsibility for product liability, warranty or recall claims relating to parts made or sold by Visteon to any non-Ford customers.

Supply Agreement and Pricing Letter Agreement The supply agreement provides that Visteon's existing purchase orders with Ford as of January 1, 2000, will generally remain in effect at least through the end of 2003, subject to Ford's right to terminate any particular purchase order for quality or other reasons. In addition, the pricing letter required a one-time 5% price reduction on products that Visteon was supplying to Ford as of January 1, 2000, based on a market pricing review conducted by Ford and Visteon. The pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers. Visteon and Ford agreed on a 3.5% productivity price reduction for 2000 on such products. In March 2002, Visteon and Ford reached agreement regarding disputed North American pricing for 2001 as well as general consensus on issues relating to productivity price adjustments for 2002 and 2003. Subsequently in June 2002, Visteon and Ford reached agreement regarding disputed European pricing for 2001 and 2002, as well as certain other commercial matters.

Under the supply agreement, until May 31, 2003, we have a right of last refusal to meet competitive terms, including price, technology, service and design, on replacement products that (1) we produce in North America, Europe and Mexico (for Mexican production intended for export to the U.S. only) and (2) we supplied to Ford on January 1, 2000. Although the right of last refusal does not apply to Ford's Volvo or Jaguar brand vehicles or to Mazda Motor Corporation's vehicles, Ford has agreed to use reasonable efforts to provide us with similar opportunities to bid for business with respect to these vehicles.

We have the opportunity to bid on the same basis as other suppliers for other new Ford business. Our ability to realize sales on all Ford business, including business awarded pursuant to existing purchase orders, is in all cases subject to a variety of factors, including the volume and option mix of vehicles actually produced by Ford, the timing of that production and our continuing competitiveness.

Master Separation Agreement Ford provides a number of transitional services to Visteon pursuant to the master separation agreement and related arrangements, including information technology, human resources, accounting, customs, product development technology and real estate services. Visteon agreed to pay Ford amounts which reflect its fully accounted cost for these services, including a reasonable allocation of internal overhead costs, as well as any direct costs incurred from outside suppliers. Except for certain information technology services, Ford's obligation to provide these services pursuant to the master separation agreement expired in June 2002, and Visteon and Ford are in the process of negotiating new arrangements covering many of these services. For periods prior to and including our spin-off, assessments for these services totaled approximately $179 million in 2000.

Hourly Employee Assignment Agreement The hourly employee assignment agreement sets forth a number of rights and obligations with respect to the United States hourly employees of Ford who (i) were represented by the UAW, (ii) were covered by the Ford UAW Master Collective Bargaining Agreement dated as of September 30, 1999, (iii) were employed in one of Visteon's facilities as of the date of the spin-off and (iv) after Visteon's spin-off were assigned to work for Visteon.

Under this agreement, Visteon exercises day-to-day supervision over the covered individuals and Ford will continue to provide the same employee benefits generally offered to other hourly employees of Ford who are represented by the UAW. Visteon reimburses Ford for the wage, benefit and other costs incurred by Ford related to these individuals. However, Visteon's reimbursement obligation for profit sharing based on Ford's profits is limited to $50 million per year in each of 2000-2004. After 2004, Visteon will be responsible to reimburse Ford for the full amount of profit sharing based on Ford's profits.

12 Financial Instruments

Fair Value of Financial Instruments Estimated fair value amounts have been determined using available market information and various valuation methods depending on the type of instrument. In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Further, it should be noted that fair value at a particular point in time gives no indication of future gain or loss, or what the dimensions of that gain or loss are likely to be.

The fair value of debt was $1,698 million at December 31, 2002, based on quoted market prices or current rates for similar debt with the same remaining maturities, compared with book value of $1,646 million. The fair value of debt approximated $1,954 million at December 31, 2001. The notional amount of interest rate swaps was $790 million and $500 million, respectively, at December 31, 2002 and 2001. The fair market value of the interest rate swaps was an asset of $39 million and a liability of $9 million at December 31, 2002 and 2001, respectively, with an offsetting amount recorded in long-term debt.

The fair value of foreign currency instruments was estimated using current market rates provided by outside quotation services. The notional amount of foreign currency instruments in equivalent U.S. dollars was $1,007 million and $949 million at December 31, 2002 and 2001, respectively. The notional amount represents the contract amount, not the amount at risk. The fair value of the company's foreign currency instruments was a liability of $36 million and an asset of $9 million at December 31, 2002 and 2001, respectively.

The notional amount of commodity derivatives was $29 million and $4 million at December 31, 2002 and 2001, respectively. The fair market value of commodity derivatives was an asset of $7 million and less than $1 million at December 31, 2002 and 2001, respectively.

Total realized and unrealized gains and losses on derivatives, net of tax, as a component of accumulated other comprehensive income reduced stockholders' equity by $8 million at December 31, 2002 and increased stockholders' equity by $5 million at December 31, 2001. It is anticipated that approximately $10 million of deferred net losses, net of tax, will be reclassified from accumulated other comprehensive income to earnings over the next 12 months as the anticipated underlying transactions occur.

Concentration of Credit Risk Financial instruments, including cash equivalents, marketable securities, derivative contracts and accounts receivable, expose us to counterparty credit risk for non-performance. Our counterparties for cash equivalents, marketable securities and derivative contracts are banks and financial institutions that meet our requirement of high credit standing. Our counterparties for derivative contracts are substantial investment and commercial banks with significant experience using such derivatives. We manage our credit risk through policies requiring minimum credit standing and limiting credit exposure to any one counterparty, and through monitoring counterparty credit risks. Our concentration of credit risk related to derivative contracts at December 31, 2002, was not significant.

With the exception of accounts receivable from Ford and its affiliates, the company has no significant concentration of credit risk with any individual customer. Management periodically performs credit evaluations of its customers and generally does not require collateral.

13 Acquisitions, Dispositions and Special Charges

2002 Actions Visteon recorded total costs of $223 million of pre-tax charges, with $200 million in costs of sales and $23 million in selling, administrative and other expenses, as summarized below:

	2002	
(in millions)	Pre-tax	After-tax
Restructuring and other charges:		
2002 actions*	**$209**	**$134**
Adjustments to prior year's expenses	**(12)**	**(8)**
Total restructuring and other charges	**197**	**126**
Loss related to sale of restraint electronics business	**26**	**16**
Total special charges	**$223**	**$142**

**2002 amount includes $5 million related to the write-down of inventory.*

In the first quarter of 2002, Visteon recorded pre-tax charges of $95 million related to the separation of 820 employees at Markham, Ontario, as a result of the company's decision to move nearly all of the non-restraint electronics business to facilities in Mexico, the elimination of about 215 engineering positions in the United States to reduce research and development costs, the closure of our Visteon Technologies facility in California and the related discontinuation of support for our aftermarket navigation systems product line, the closure of our Leatherworks facility in Michigan and the elimination of about 240 manufacturing positions in Mexico. Included in the $95 million pre-tax change is $12 million of non-cash charges related to the write-down of equipment to be disposed of and the write-down of aftermarket navigation systems inventory. The engineering-related and Mexican manufacturing-related separations, and the closure of Visteon Technologies, were completed in the first quarter of 2002. The Leatherworks facility was closed in the third quarter of 2002. As of December 31, 2002, Visteon completed moving all of the non-restraint electronics business to other facilities and has separated substantially all Markham employees.

Effective April 1, 2002, Visteon completed the sale of its restraint electronics business to Autoliv, Inc. for $25 million, resulting in a pre-tax charge in the first quarter of 2002 of $26 million ($16 million after-tax) recorded in costs of sales. The sale includes Visteon's North American and European order book of approximately $150 million in annual sales to Ford Motor Company and its affiliates, and associated manufacturing operations in Markham, Ontario, as well as related assets and liabilities. As part of the sale, approximately 280 employees from Markham and about 95 engineers from Dearborn, Michigan, transferred to Autoliv.

During the third quarter of 2002, Visteon recorded a pre-tax charge in costs of sales of $26 million ($17 million after-tax) related to restructuring manufacturing operations in the U.K., Germany and France. Of this charge, $10 million is related to the separation of about 138 hourly employees located at Visteon's plants in Germany through a special voluntary retirement and separation program. The remaining $16 million is a non-cash impairment charge related to a group of machinery and equipment in Europe for which production activities will be discontinued and the future undiscounted cash flows are less than the carrying value of the assets held for use. Visteon measured the impairment loss by comparing the carrying value of these fixed assets to the expected proceeds from disposal of the assets after completion of remaining production commitments.

In the fourth quarter of 2002, Visteon recorded pre-tax charges of $88 million ($56 million after-tax), with $65 million in costs of sales and $23 million in selling, administrative and other expenses costs, related to restructuring actions. Of this charge, $71 million is related to the separation of about 308 U.S. salaried employees through a special voluntary early retirement and separation program and $14 million related to the separation of about 200 hourly employees located at Visteon's plants in Europe through a continuation of a special voluntary retirement and separation program started in the third quarter of 2002. The remaining balance of the charge is related to the elimination of about 189 manufacturing positions in Brazil and other minor actions. The separation of the 308 U.S. salaried employees will take place at various times during 2003.

Accrued restructuring liabilities relating to prior year restructuring plans of $5 million ($3 million after-tax) and $7 million ($5 million after-tax) were credited to costs of sales in the first and fourth quarters of 2002, respectively, reflecting a change in estimated costs to complete these activities.

2001 Actions During the second quarter of 2001, Visteon recorded pre-tax charges of $158 million ($100 million after-tax), of which $146 million related to the elimination of more than 2,000 salaried positions, mainly in the United States, and $12 million related to the closure of two European facilities, ZEM in Poland and Wickford in the U.K., and other actions. Of the total pre-tax charges, $42 million is recorded in selling, administrative and other expenses and $116 million is recorded in costs of sales.

During the third quarter of 2001, Visteon recorded a pre-tax charge of $34 million ($21 million after-tax) in costs of sales related to special voluntary retirement and separation programs offered to hourly employees located at Visteon's Nashville Glass plant. This action resulted in the separation of about 245 employees during the third quarter of 2001.

2000 Actions Visteon recorded a pre-tax charge of approximately $13 million ($8 million after-tax) and $5 million ($3 million after-tax) in the second and third quarters of 2000, respectively, for Visteon employees that were part of special voluntary retirement and separation programs.

In December 2000, Visteon recorded a pre-tax, non-cash impairment write-down of $220 million ($138 million after-tax) in costs of sales to reduce the net book value of the assets associated with the Glass Operations segment to estimated fair value. The write-down was related to property and equipment located primarily at Visteon's Nashville and Tulsa plants, and was determined on a "held for use" basis. The write-down reflects revised operating projections following the end of discussions regarding a joint venture involving the business, which considered factors including the reduction in estimates of automotive production due to softening market conditions, increased natural gas costs and failure to obtain new business and achieve operational cost savings included in earlier projections.

In October 2000, the sale of Visteon's 49% interest in the "Conix Group," comprised of Conix Corporation, Conix Canada Inc., Conix Belgium N.V. and Conix U.K. Limited, to Decoma International, Inc., was completed. The sale price for the Visteon interest was $140 million, which was satisfied by a cash payment of $50 million and $90 million of 9.5% subordinated Decoma debentures due in 2003, resulting in an after-tax gain of about $20 million, which is included in equity in net income of affiliated companies on the Consolidated Statement of Income. Visteon received payment of the 9.5% subordinated Decoma debentures in 2001. Cash proceeds received from the sale of the "Conix Group" in 2000 and 2001 are classified as cash flows from investing activities on the accompanying Consolidated Statement of Cash Flows.

Reserve Activity Reserve balances of $37 million and $23 million at December 31, 2002 and 2001, respectively, are included in current accrued liabilities on the accompanying balance sheets. The December 31, 2002, reserve balance of $37 million includes $3 million related to 2001 restructuring activities. The company currently anticipates that the restructuring activities to which all of the above charges relate will be substantially completed by the end of 2003.

	Automotive Operations		Glass Operations	
(in millions)	Employee-Related	Other	Employee-Related	Total
December 31, 2000 reserve balances	$ —	$ —	$ —	$ —
Second quarter 2001 actions	137	5	16	158
Third quarter 2001 actions	—	—	34	34
Total net expense	137	5	50	192
Utilization	(120)	(5)	(44)	(169)
December 31, 2001 reserve balances	17	—	6	23
First quarter 2002 actions	81	14	—	95
Third quarter 2002 actions	10	16	—	26
Fourth quarter 2002 actions	83	—	5	88
Adjustments to prior year's expenses	(9)	—	(3)	(12)
Total net expense	165	30	2	197
Utilization	(147)	(30)	(7)	(184)
Foreign exchange translation	1	—	—	1
December 31, 2002 reserve balances	**$ 36**	**$ —**	**$ 1**	**$ 37**

Utilization for 2001 of $169 million includes $94 million of cash payments mainly for severance pay, $70 million incurred related to special pension and other postretirement benefits and $5 million related to the non-cash write-down of certain plant assets. Utilization for 2002 of $184 million includes $111 million incurred related to special pension and other postretirement benefits, $43 million of cash payments mainly for severance pay, $28 million related to the non-cash write-down of certain plant assets and inventory and $2 million of cash payments for other exit costs.

14 Accounting Change

Effective January 1, 2002, Visteon adopted Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. Under previous accounting standards, Visteon evaluated goodwill for possible impairment by comparing operating income before amortization of goodwill to the amortization recorded for each of the acquired operations to which the goodwill related. Goodwill is related primarily to the acquisition of the interiors division of Compagnie Plastic Omnium and the increase of Visteon's ownership in Halla Climate Control Corporation to 70% by purchasing an additional 35%, both of which occurred in 1999.

SFAS 142 requires goodwill to be evaluated for possible impairment as of January 1, 2002, and periodically thereafter, using a fair-value approach. An initial test for goodwill impairment using a fair-value approach was performed for the Automotive Operations reporting unit by comparing the estimated fair value of our Automotive Operations reporting unit to its net book value. Visteon's stock market capitalization, as well as market multiples and other factors, were used as the basis for determining the fair value of the Automotive Operations reporting unit. Because the fair value of the Automotive Operations reporting unit was considered less than its net book value, Visteon recorded an impairment loss on goodwill of $363 million ($265 million after-tax) as a cumulative effect of change in accounting principle in the first quarter of 2002. The pre-tax impairment loss consists of $357 million of net goodwill as of December 31, 2001, and $6 million reclassified to goodwill related to certain acquired intangible assets, as required by SFAS 142.

The following presents net income and earnings per share, adjusted to reflect the adoption of the non-amortization provisions of SFAS 142, as of the beginning of the periods presented:

(in millions, except per share amounts)	**2002**	2001	2000
Net Income (Loss)			
Reported net income (loss)	**$ (352)**	$ (118)	$ 270
Goodwill amortization, net of tax	**—**	17	18
Adjusted net income (loss)	**$ (352)**	$ (101)	$ 288
Earnings (Loss) Per Share—Basic and Diluted			
Reported earnings (loss) per share	**$(2.75)**	$(0.91)	$2.08
Goodwill amortization, net of tax	**—**	0.13	0.14
Adjusted earnings (loss) per share	**$(2.75)**	$(0.78)	$2.22

15 Cash Flows

The reconciliation of net income to cash flows provided by (used in) operating activities is as follows:

(in millions)	**2002**	2001	2000
Net income (loss)	**$ (352)**	$(118)	$ 270
Adjustment to reconcile net income (loss) to cash flows from operating activities:			
Cumulative effect of change in accounting, net of tax	**265**	—	—
Depreciation and amortization	**631**	666	676
Asset impairment charge related to Glass Operations segment	**—**	—	220
Loss (gain) on divestitures	**26**	—	(21)
Earnings of affiliated companies in excess of dividends remitted	**(28)**	(12)	(18)
Provision for deferred income taxes	**(142)**	(143)	(87)
Sale of receivables	**10**	—	—
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable and other current assets	**276**	(197)	(85)
Decrease (increase) in inventory	**85**	86	(205)
Increase (decrease) in accounts payable, accrued and other liabilities	**94**	(185)	(1,690)
Increase in postretirement benefits other than pensions	**258**	256	243
Other	**23**	83	171
Cash flows provided by (used in) operating activities	**$1,146**	$ 436	$ (526)

Cash paid for interest and income taxes was as follows:

(in millions)	**2002**	2001	2000
Interest	**$120**	$131	$138
Income taxes	**80**	44	243

16 Segment Information

Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services and geographic operations.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers, or a decision-making group, in deciding how to allocate resources and in assessing performance. Visteon's chief operating decision-making group is the Strategy Council, which is comprised of the Chairman and Chief Executive Officer and several other senior executives.

Visteon's organization is focused on customer business groups, and supported by centralized product development, manufacturing and administrative functions. Consistent with this organization, Visteon's reportable operating segments are Automotive Operations and Glass Operations. Automotive Operations provides various automotive systems and components mainly to OEM customers; Glass Operations supplies architectural and flat glass to a broad customer base, including OEMs.

The accounting policies for the operating segments are the same as those described in Note 2, "Accounting Policies," of our consolidated financial statements. Visteon evaluates the performance of its operating segments based primarily on sales, income before taxes and net income.

Financial information for the reportable operating segments is summarized as follows:

(in millions)	Automotive Operations	Glass Operations	Total Visteon
2002			
Sales	**$17,797**	**$ 598**	**$18,395**
Income (loss) before income taxes	**(138)**	**21**	**(117)**
Cumulative effect of change in accounting, net of tax	**265**	**—**	**265**
Net income (loss)	**(367)**	**15**	**(352)**
Depreciation/amortization	**625**	**6**	**631**
Capital expenditures	**716**	**7**	**723**
Unconsolidated affiliates:			
Equity in net income	**39**	**5**	**44**
Investments in	**171**	**20**	**191**
Total assets, end of period	**10,908**	**262**	**11,170**

(continued)

(in millions)	Automotive Operations	Glass Operations	Total Visteon
2001			
Sales	$17,222	$ 621	$17,843
(Loss) before income taxes	(110)	(59)	(169)
Net (loss)	(83)	(35)	(118)
Depreciation/amortization	661	5	666
Capital expenditures	744	8	752
Unconsolidated affiliates:			
Equity in net income	19	5	24
Investments in	140	18	158
Goodwill, end of period	363	—	363
Total assets, end of period	10,853	309	11,162
2000			
Sales	$18,721	$ 746	$19,467
Income (loss) before income taxes	689	(250)	439
Net income (loss)	426	(156)	270
Depreciation/amortization	641	35	676
Capital expenditures	771	22	793
Unconsolidated affiliates:			
Equity in net income	50	6	56
Investments in	122	20	142
Goodwill, end of period	394	—	394
Total assets, end of period	11,116	289	11,405

Visteon's major geographic areas are the United States and Europe. Other geographic areas (primarily Canada, Mexico, South America and Asia Pacific) individually are not material. Financial information segregated by geographic area is as follows:

(in millions)	United States	Europe	All Other	Total Visteon
2002				
Sales	**$13,093**	**$2,878**	**$2,424**	**$18,395**
Net property	**3,196**	**1,404**	**843**	**5,443**
2001				
Sales	$12,677	$2,781	$2,385	$17,843
Net property	3,179	1,249	901	5,329
2000				
Sales	$14,374	$2,560	$2,533	$19,467
Net property	3,253	1,339	905	5,497

Visteon's sales by group of similar products is as follows:

(in millions)	**2002**	2001
Automotive Operations		
Chassis Products & Systems	**$ 4,544**	$ 4,584
Interior Products & Systems	**3,982**	3,507
Climate Control Products & Systems	**3,786**	3,443
Powertrain Products & Systems	**3,320**	3,246
Electronic Products & Systems	**2,233**	2,198
Exterior Products & Systems	**814**	744
Eliminations	**(882)**	(500)
Total Automotive Operations	**17,797**	17,222
Glass Operations	**598**	621
Total Visteon	**$18,395**	$17,843

17 Summary Quarterly Financial Data (Unaudited)

	2002				2001			
(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	**$4,469**	**$5,039**	**$4,344**	**$4,543**	$4,723	$4,905	$3,722	$4,493
Operating income (loss)	**(89)**	**127**	**(75)**	**(44)**	68	(42)	(131)	(12)
Income (loss) before income taxes	**(107)**	**117**	**(78)**	**(49)**	55	(57)	(146)	(21)
Net income (loss)	**(338)**	**72**	**(52)**	**(34)**	31	(40)	(95)	(14)
Earnings (loss) per share	**$ (2.63)**	**$ 0.56**	**$ (0.40)**	**$ (0.27)**	$ 0.24	$ (0.31)	$ (0.74)	$ (0.11)

As discussed further in Note 13 of our consolidated financial statements, Visteon recorded pre-tax charges of $116 million, $26 million and $81 million in the first quarter, third quarter and fourth quarter of 2002, respectively, related to various special charges from restructuring actions and the sale of the restraint electronics business. As discussed further in Note 14 of our consolidated financial statements, results for the first quarter of 2002 include an impairment loss on goodwill of $363 million ($265 million after-tax) as a cumulative effect of change in accounting principle.

Results for the fourth quarter of 2001 include approximately $40 million of pre-tax income related to adjustments made to estimated provisions for various employee fringe benefit accruals recorded during the first nine months of 2001.

As discussed further in Note 13 of our consolidated financial statements, Visteon recorded a pre-tax charge of $158 million in the second quarter of 2001 related to the elimination of more than 2,000 salaried positions worldwide and the closure of two European facilities and other actions. In addition, Visteon recorded a pre-tax charge of $34 million in the third quarter of 2001 for special voluntary retirement and separation programs.

18 Subsequent Event

Since our separation from Ford, Ford has provided us with and charged us for many of our information technology needs. In January 2003, we entered into a 10-year outsourcing agreement with International Business Machines ("IBM") pursuant to which we will outsource a wide range of IT services on a global basis, including mainframe support services, data centers, customer support centers, application development and maintenance, data network management, desktop support, disaster recovery and web hosting. The service charges under the outsourcing agreement are expected to aggregate about $2 billion during the ten years covered by the agreement, subject to decreases and increases in the service charges based on Visteon's actual consumption of services to meet its then current business needs. The outsourcing agreement may also be terminated for Visteon's business convenience after its second full year for a scheduled termination fee. As part of this agreement, IBM will assist us in transitioning from the use of Ford's IT systems through a one-time, infrastructure replication, application cloning and migration and data warehousing project. We expect additional IT expenditures in 2003 associated with the transition of the outsourcing agreement and the separation from the Ford systems to be in the range of $150 million to $200 million. We anticipate that the result of these actions will be a greater systems separation from Ford, improved flexibility in our overall IT systems and improved global IT services suited to our business.

Management's Financial Responsibility

Management is responsible for preparing the company's financial statements and other financial information in this report. This responsibility includes maintaining the integrity and objectivity of financial records and presenting the company's financial statements in conformity with accounting principles generally accepted in the United States of America.

The company maintains an internal control structure intended to provide, among other things, reasonable assurance that transactions are executed in accordance with management authorization and properly recorded in all material respects and that company assets are protected against significant misuse or loss. Management believes that the internal control structure meets these objectives. The internal control structure is supported by careful selection and training of qualified personnel, written policies and procedures that communicate details of the internal control structure to the company's worldwide activities and by a staff of internal auditors who employ thorough auditing programs.

The company's financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America which included consideration of the company's internal control structure. The Report of Independent Accountants appears to the right.

The Board of Directors, acting through its Audit Committee, which is composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the financial control of operations and the preparation of financial statements. The Audit Committee selects the independent accountants, subject to approval by the Board of Directors and ratification by the stockholders, and reviews the scope of audits and the accounting principles being applied in financial reporting. It meets regularly with management, internal auditors and the independent accountants. The independent accountants and internal auditors have full and free access to the Audit Committee and meet with it to discuss their work, the company's internal controls and financial reporting matters.

Peter J. Pestillo
Chairman of the Board of Directors
and Chief Executive Officer

Daniel R. Coulson
Executive Vice President
and Chief Financial Officer

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders
Visteon Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Visteon Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the consolidated financial statements, the company changed its method of accounting for goodwill resulting from its adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
January 17, 2003, except for Note 18,
as to which the date is January 27, 2003

Market for Visteon's Common Stock and Related Stockholder Matters

Our common stock is listed on the New York Stock Exchange in the United States under the symbol "VC." As of January 31, 2003, Visteon had 129,024,309 shares of its common stock $1.00 par value outstanding, which were owned by 126,418 stockholders of record. The table below shows the high and low sales prices for our common stock as reported by the New York Stock Exchange, and the dividends we paid per share of common stock for each quarterly period for the last two years.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Common stock price per share				
High	**$16.55**	**$16.25**	**$13.58**	**$ 8.95**
Low	**$12.09**	**$13.64**	**$ 9.47**	**$ 6.57**
Dividends per share of common stock	**$ 0.06**	**$ 0.06**	**$ 0.06**	**$ 0.06**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Common stock price per share				
High	$15.95	$19.52	$21.72	$15.34
Low	$11.63	$14.27	$10.45	$11.72
Dividends per share of common stock	$ 0.06	$ 0.06	$ 0.06	$ 0.06

Directors and Officers of Visteon Corporation

(as of 3/12/03)

Directors

Peter J. Pestillo
Chairman of the Board and Chief Executive Officer of the Company

Marla C. Gottschalk [1]
Senior Vice President, Financial Planning and Investor Relations, Kraft Foods, Inc.

William H. Gray, III [2,3]
President and Chief Executive Officer of the United Negro College Fund

Steven K. Hamp [2,3]
President of The Henry Ford Museum and Greenfield Village

Robert H. Jenkins [1,2]
Former Chairman and Chief Financial Officer of Sundstrand Corporation

Michael F. Johnston
President and Chief Operating Officer of the Company

Karl J. Krapek
Former President and Chief Operating Officer of United Technologies Corporation

Charles L. Schaffer [1,2]
Former Chief Operating Officer of United States Parcel Service, Inc.

Thomas T. Stallkamp [3]
Vice Chairman and Chief Executive Officer of MSX International, Inc.

Robert M. Teeter [3]
President of Coldwater Corporation

Committee Memberships

(1) Audit Committee
(2) Organization and Compensation Committee
(3) Corporate Governance and Nominating Committee

Officers

Peter J. Pestillo
Chairman of the Board and Chief Executive Officer

Michael F. Johnston
President and Chief Operating Officer

Daniel R. Coulson
Executive Vice President and Chief Financial Officer

James C. Orchard
Executive Vice President

Stacy L. Fox
Senior Vice President, General Counsel and Secretary

Robert H. Marcin
Senior Vice President, Corporate Relations

Thomas A. Burke
Vice President

David A. Doster
Vice President

John F. Kill
Vice President

Jonathan K. Maples
Vice President

Heinz Pfannschmidt
Vice President

Philip G. Pfefferle
Vice President and Controller

Roseann Stevens
Vice President

Mary A. Winston
Vice President and Treasurer

CORPORATE INFORMATION

Investor Relations

As a Visteon shareholder, you're invited to take advantage of shareholder services or to request more information about Visteon.

Investor Information

You can contact Visteon's Investor Relations group to order financial documents such as this annual report and the Form 10-K. Call us toll-free at (877) 367-6092. We can be contacted during business hours to answer investment-oriented questions about Visteon.

In addition, you can write us at:

Investor Relations
Visteon Corporation
17000 Rotunda Drive
Dearborn, MI 48120

Or better yet, send us an e-mail at:
vcstock@visteon.com

Shareholder Account Services

Our transfer agent, The Bank of New York, can help registered shareholders with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Dividend reinvestment or dividend direct deposit
- Direct stock purchase
- Additional administrative services

You can call our transfer agent at:
(877) 881-5962 (U.S. and Canada),
or (610) 312-5303

You can also write them at:

Visteon Shareholder Services
The Bank of New York
P.O. Box 11258
New York, NY 10286-1258

Or you can e-mail our transfer agent at:
vcshareholders@bankofny.com

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated.

Shareholders who own Visteon stock through a brokerage firm should contact their broker for account-related requests.

Investor Information On-Line

Anyone with access to the Internet can view this annual report electronically, along with a wide variety of other financial materials and our current periodic reports filed with the SEC. Please visit:
www.visteon.com/investors

Annual Meeting

Visteon shareholders are invited to attend our Annual Meeting, which will be held on Wednesday, May 14, 2003, at 11:00 A.M. EDT at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware.

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